UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

for the period ended 30 September 2011

Commission File Number 1-06262

BP p.l.c.

(Translation of registrant’s name into English)

1 ST JAMES’S SQUARE, LONDON, SW1Y 4PD, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-157906) OF BP CAPITAL MARKETS p.l.c. AND BP p.l.c.; THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-79399) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-67206) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103924) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123482) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123483) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131583) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131584) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-132619) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146868) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146870) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146873) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149778) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-173136) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-177423) OF BP p.l.c., AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

BP p.l.c. AND SUBSIDIARIES

FORM 6-K FOR THE PERIOD ENDED 30 SEPTEMBER 2011(a)

(a)	In this Form 6-K, references to the nine months 2011 and nine months 2010 refer to the nine-month periods ended 30 September 2011 and 30 September 2010 respectively. References to third quarter 2011 and third quarter 2010 refer to the three-month periods ended 30 September 2011 and 30 September 2010 respectively.
(b)	This discussion should be read in conjunction with the consolidated financial statements and related notes provided elsewhere in this Form 6-K and with the information, including the consolidated financial statements and related notes, in BP’s Annual Report on Form 20-F for the year ended 31 December 2010.

Group results third quarter and nine months 2011

Third quarter 2010	Third quarter 2011		Nine months 2011	Nine months 2010
		$ million
1,785	4,907	Profit (loss) for the period(a)	17,651	(9,286)
62	233	Inventory holding (gains) losses, net of tax	(1,721)	(242)

1,847	5,140	Replacement cost profit (loss)(b)	15,930	(9,528)

9.50	25.90	– Profit (loss) per ordinary share (cents)	93.47	(49.44)
0.57	1.55	– Profit (loss) per ADS (dollars)	5.61	(2.97)
9.83	27.13	– Replacement cost profit (loss) per ordinary share (cents)	84.35	(50.73)
0.59	1.63	– Replacement cost profit (loss) per ADS (dollars)	5.06	(3.04)

•

BP’s profit for the third quarter was $4,907 million, compared with $1,785 million a year ago. For the nine months, the profit was $17,651 million, compared with a loss of $9,286 million a year ago. BP’s third quarter replacement cost profit was $5,140 million, compared with $1,847 million a year ago. For the nine months replacement cost profit was $15,930 million compared with a loss of $9,528 million a year ago. Replacement cost profit or loss for the group is a non-GAAP measure. For further information see pages 7 and 20.

•

The group income statement for the third quarter and nine months includes pre-tax charges related to the Gulf of Mexico oil spill of $0.6 billion and $0.4 billion respectively. All amounts relating to the incident have been treated as non-operating items. For further information on the Gulf of Mexico oil spill and its consequences see pages 5 – 6, Note 2 on pages 24 – 29, and Legal proceedings on pages 35 – 40.

•

Non-operating items (including amounts relating to the Gulf of Mexico oil spill) and fair value accounting effects for the third quarter, on a post-tax basis, had a net unfavourable impact of $187 million compared with a net unfavourable impact of $3,684 million in the third quarter of 2010. For the nine months, the respective amounts were $378 million and $25,686 million unfavourable. Information on fair value accounting effects is non-GAAP and further details are provided on page 22.

•

Finance costs and net finance income or expense relating to pensions and other post-retirement benefits were $234 million for the third quarter, compared with $335 million for the same period last year. For the nine months, the respective amounts were $722 million and $777 million.

•

The effective tax rate on the profit for the third quarter and nine months was 31% and 34% respectively, compared with -18% and 33% on the profit or loss for the equivalent periods in 2010. Excluding the impact of the Gulf of Mexico oil spill, the effective tax rate on the profit a year ago was 25% for the quarter and 31% for the nine months. The effective tax rate on replacement cost profit for the third quarter and nine months was 31% and 35% respectively, compared with -16% and 33% a year ago. The effective tax rates for 2010 were impacted by the Gulf of Mexico oil spill, resulting in a particularly unusual rate for the third quarter. Excluding these impacts, the effective tax rate on replacement cost profit a year ago was 25% for the quarter and 31% for the nine months. We expect the full-year effective tax rate for 2011 to be around 34%.

•

Including the impact of the Gulf of Mexico oil spill, net cash provided by operating activities for the third quarter and nine months was $6.9 billion and $17.1 billion respectively, compared with net cash used in operating activities of $0.7 billion for the third quarter of 2010 and net cash provided by operating activities of $13.8 billion for the nine months of 2010. The amounts for the quarter and nine months of 2011 included net cash outflows of $0.9 billion and $5.6 billion respectively relating to the Gulf of Mexico oil spill.

•

Gross debt at the end of the quarter was $45.3 billion compared with $40.0 billion a year ago. The ratio of gross debt to gross debt plus equity was 29%, compared with 31% a year ago. Net debt at the end of the quarter was $25.8 billion, compared with $26.4 billion a year ago. The ratio of net debt to net debt plus equity was 19% compared with 23% a year ago. Net debt information is non-GAAP and is defined on page 33.

•

Total capital expenditure for the third quarter and nine months was $11.7 billion and $23.9 billion respectively. Organic capital expenditure(c) in the third quarter and nine months was $4.7 billion and $12.9 billion respectively. For the full year 2011, we expect organic capital expenditure to be around $19 billion. Disposal proceeds, including deposits received in the period, were $2.1 billion for the third quarter and $4.7 billion for the nine months. As at 24 October 2011, we had signed agreements during 2010 and 2011 totalling $26 billion to dispose of assets against our previously announced $30-billion disposal programme. We now intend to undertake an additional $15-billion disposal programme by the end of 2013, which will include the previously announced disposals of the Texas City and Carson refineries and associated marketing interests.

•

The quarterly dividend expected to be paid on 19 December 2011 is 7 cents per share ($0.42 per ADS). The corresponding amount in sterling will be announced on 5 December 2011. A scrip dividend alternative is available, allowing shareholders to elect to receive their dividend in the form of new ordinary shares and ADS holders in the form of new ADSs. Details of the scrip dividend programme are available at www.bp.com/scrip.

(a)	Profit (loss) attributable to BP shareholders.
(b)	Replacement cost profit or loss reflects the replacement cost of supplies and is the measure of profit or loss for each operating segment that is required to be disclosed under International Financial Reporting Standards (IFRS), as explained in more detail on page 20. The replacement cost profit or loss for the period is arrived at by excluding from profit or loss inventory holding gains and losses and their associated tax effect. Replacement cost profit or loss for the group is not a recognized GAAP measure. Management believes this information is useful to illustrate to investors the fact that crude oil and product prices can vary significantly from period to period and that the impact on our reported result under IFRS can be significant. Inventory holding gains and losses vary from period to period due principally to changes in oil prices as well as changes to underlying inventory levels. In order for investors to understand the operating performance of the group excluding the impact of oil price changes on the replacement of inventories, and to make comparisons of operating performance between reporting periods, BP’s management believes it is helpful to disclose this information.
(c)	Organic capital expenditure excludes acquisitions and asset exchanges (see page 19).

The commentaries above and following should be read in conjunction with the cautionary statement on page 14.

Gulf of Mexico oil spill

Completing the response

We remain committed to meeting our responsibilities and rebuilding trust. The focus in the Gulf of Mexico is shifting from response to restoration. During the third quarter, work continued to clean impacted shorelines with a focus on areas that had been deferred in order not to interrupt the nesting seasons of sensitive wildlife. Discussions are under way with the Federal On-Scene Coordinator, State On-Scene Coordinators and the Federal Trustee agencies to establish the clean-up criteria which must be met before response activities in each segment of the shoreline are concluded. The anticipated next phase of activity will include a targeted survey of the shoreline after hurricane season, as well as patrolling and maintenance activities to clean up episodic tar balls in localized areas. Following reports in August 2011 of oil sheen in the gulf near MC252, a remotely operated vehicle (ROV) was mobilized to inspect the Macondo well site at the request of the US Coast Guard. ROV video inspection confirmed that there was no release of oil from either the Macondo well or the relief wells and that the wells are secure.

The phased transition from the Gulf Coast Incident Management Team (GC-IMT) to BP’s Gulf Coast Restoration Organization (GCRO) continues, and resources continue to be maintained in line with operational requirements.

In a letter dated 15 July 2011 to the director of the Bureau of Ocean Energy Management, Regulation and Enforcement (BOEMRE), BP announced that it has begun implementing a new set of voluntary drilling standards for operations in the Gulf of Mexico.

Economic restoration

To support the economic restoration of the impacted Gulf Coast communities since the incident occurred last year, BP has paid a total of $7.3 billion to fund individuals, businesses and government entity claims and advances as well as other payments for seafood research and testing, tourism, behavioural health and other contributions.

Trust update

During the third quarter, BP made contributions totalling $2.4 billion to the Deepwater Horizon Oil Spill Trust (Trust) fund, including settlements received from MOEX USA Corporation (MOEX) and Weatherford U.S., L.P. (Weatherford), bringing the total trust contributions for the first nine months of 2011 to $4.9 billion. The Trust was established in 2010 to satisfy legitimate individual and business claims administered by the Gulf Coast Claims Facility (GCCF), state and local government claims resolved by BP, final judgments and settlements and natural resource damages (NRD) and related costs.

Payments from the Trust during the third quarter were $935 million, bringing Trust disbursements for the year to date to $3.0 billion. Third-quarter disbursements consisted of $752 million paid through the GCCF for individual and business claims, $148 million for NRD assessment costs, $5 million for state and local government claims, and $30 million for other resolved items. As of 30 September 2011, the cumulative amount paid from the Trust since its inception was $6.0 billion. BP’s cumulative contributions to the Trust amounted to $9.9 billion.

Claims update

As of 30 September 2011, a total of $7.0 billion had been paid for individual, business and government claims and advances including payments made prior to the establishment of the Trust.

In total, $5.7 billion has been paid either by the GCCF or by BP to individual and business claimants. Within the GCCF process, 541,922 claimants have filed a claim and $5.3 billion has been paid by the GCCF for individual and business claims. The GCCF has made emergency advance payments to 169,191(a) claimants totalling $2.6 billion. In the final payment phase claimants received $2.7 billion which included quick pay, interim or final payments. During this final phase, a total of 340,111 claimants have filed claims, of which 52% have had final payments issued and final releases accepted, 5% have received final offers, 34% have been denied or have withdrawn their claims, and 9% currently remain under review or have been notified that additional information is required.

Since the incident occurred, BP has paid federal, state and local government entities $1.3 billion for claims and advances as well as an additional $275 million for tourism, seafood testing and marketing, and behavioural health research and studies. During the third quarter, BP received 23 new claims from government entities and has now resolved 91% of the total 991 claims filed by state and local entities.

(a)	At the end of the third quarter, 233 emergency advance phase claims remain unresolved.

Gulf of Mexico oil spill (continued)

Environmental restoration

Last year, BP announced the creation of the independent Gulf of Mexico Research Initiative (GRI), a ten-year, $500-million scientific research programme directed at studying the potential environmental and public health impacts of the Deepwater Horizon incident. To date, BP has contributed $50 million to the GRI. During 2011, two Requests for Proposals (RFPs) were issued, with a third under development. On 30 June 2011, the GRI Research Board awarded 17 grants totalling $1.5 million to support the time-sensitive acquisition of critical samples and observations. On 30 August 2011, the Research Board awarded a total of $112.5 million over three years to eight consortia comprised of over 70 research institutions. All eight consortia are led by Gulf Coast institutions. The Research Board is developing a final RFP for 2011, which will award approximately $7.5 million a year, for three years, in smaller grants to individual or small teams of researchers.

NRD assessment continues and involves over 100 studies being conducted in co-operation with federal and state trustees. Data collection is expected to start drawing to a close during the fourth quarter. Initial proposals for projects under the $1 billion early restoration framework agreement of 21 April 2011 are undergoing review.

Financial update

In the third quarter we recognized a $0.6 billion pre-tax charge relating to the incident. This reflects an increased provision for legal fees and a charge for the ongoing expenses of the GCRO, partly offset by a reduction in the estimated remaining spill response costs. For the nine months, the pre-tax charge was $0.4 billion, including the amounts recovered from MOEX and Weatherford as described below. In 2010, the pre-tax charge recognized was $40.9 billion, which included the $20-billion Trust commitment.

During the third quarter, MOEX paid BP $1.1 billion and Weatherford paid BP $75 million and these amounts were subsequently contributed to the trust fund in the period. On 17 October 2011, BP announced a final agreement with Anadarko to settle all claims related to the Deepwater Horizon incident. Under the settlement agreement, Anadarko will pay BP $4 billion, which BP will also contribute to the trust fund. Anadarko will also transfer all of its 25% interest in the MC252 lease to BP. Anadarko and BP have agreed a mutual release of all claims against each other in relation to the Deepwater Horizon incident and Anadarko will no longer pursue its allegation of gross negligence against BP. In addition, Anadarko will have the right to a 12.5% participation in certain future recoveries from third parties and certain insurance proceeds in the event that such recoveries and proceeds exceed $1.5 billion in aggregate. Any such payments to Anadarko are capped at a total of $1 billion. BP has agreed to indemnify Anadarko for certain claims arising from the incident but this excludes civil, criminal or administrative fines and penalties, claims for punitive damages and certain other claims. The agreement is not an admission of liability by any party regarding the accident. It is expected that the settlement will be received in the fourth quarter, and will be recognized in BP’s financial statements in that period.

The total amounts that will be paid by BP in relation to all obligations relating to the incident are subject to significant uncertainty as described further in Note 2 on pages 24 – 29.

Legal proceedings and investigations

See Gulf of Mexico oil spill on pages 34 – 39 of BP’s Annual Report and Form 20-F 2010 and Legal proceedings on pages 35 – 40 herein for details of legal proceedings, including external investigations relating to the incident.

Analysis of replacement cost profit (loss) before interest and tax and reconciliation to profit (loss) for the period

Third quarter 2010	Third quarter 2011		Nine months 2011	Nine months 2010
		$ million
8,350	7,551	Exploration and Production	22,585	22,886
1,787	1,493	Refining and Marketing	4,910	4,591
(568)	(330)	Other businesses and corporate	(1,406)	(966)
(7,656)	(541)	Gulf of Mexico oil spill response(a)	(308)	(39,848)
85	(213)	Consolidation adjustment	(240)	391

1,998	7,960	RC profit (loss) before interest and tax(b)	25,541	(12,946)

(335)	(234)	Finance costs and net finance income or expense relating to pensions and other post-retirement benefits	(722)	(777)
272	(2,409)	Taxation on a replacement cost basis	(8,581)	4,494
(88)	(177)	Minority interest	(308)	(299)

1,847	5,140	Replacement cost profit (loss) attributable to BP shareholders	15,930	(9,528)

(82)	(372)	Inventory holding gains (losses)	2,533	339
20	139	Taxation (charge) credit on inventory holding gains and losses	(812)	(97)

1,785	4,907	Profit (loss) for the period attributable to BP shareholders	17,651	(9,286)

(a)	See Note 2 on pages 24 – 29 for further information on the accounting for the Gulf of Mexico oil spill response.
(b)	Replacement cost profit or loss reflects the replacement cost of supplies. Replacement cost profit or loss for the group is a non-GAAP measure. For further information see page 20.

Total of non-operating items and fair value accounting effects(a)(b)

Third quarter 2010	Third quarter 2011		Nine months 2011	Nine months 2010
		$ million
1,809	461	Exploration and Production	501	1,852
161	(173)	Refining and Marketing	(344)	452
(86)	76	Other businesses and corporate	(368)	(133)
(7,656)	(541)	Gulf of Mexico oil spill response	(308)	(39,848)

(5,772)	(177)	Total before interest and taxation	(519)	(37,677)
(47)	(14)	Finance costs(c)	(45)	(47)

(5,819)	(191)	Total before taxation	(564)	(37,724)
2,135	4	Taxation credit (charge)(d)	186	12,038

(3,684)	(187)	Total after taxation for the period	(378)	(25,686)

(a)	An analysis of non-operating items by type is provided on page 21 and an analysis by region is shown on pages 10, 12 and 13.
(b)	Information on fair value accounting effects is non-GAAP. For further details, see page 22.
(c)	Finance costs relate to the Gulf of Mexico oil spill. See Note 2 on pages 24 – 29 for further details.
(d)	Tax is calculated by applying discrete quarterly effective tax rates (excluding the impact of the Gulf of Mexico oil spill and, for the first quarter 2011, the impact of a $683-million one-off deferred tax adjustment in respect of the recently enacted increase in the supplementary charge on UK oil and gas production) on group profit or loss. However, the US statutory tax rate has been used for expenditures relating to the Gulf of Mexico oil spill that qualify for tax relief.

Per share amounts

Third quarter 2010	Third quarter 2011		Nine months 2011	Nine months 2010
		Per ordinary share (cents)(a)
9.50	25.90	Profit (loss) for the period	93.47	(49.44)
9.83	27.13	RC profit (loss) for the period	84.35	(50.73)

		Per ADS (dollars)(a)
0.57	1.55	Profit (loss) for the period	5.61	(2.97)
0.59	1.63	RC profit (loss) for the period	5.06	(3.04)

(a)	See Note 7 on page 32 for details of the calculation of earnings per share.

Net debt ratio – net debt: net debt + equity

Third quarter 2010	Third quarter 2011		Nine months 2011	Nine months 2010
		$ million
39,979	45,283	Gross debt	45,283	39,979
797	1,454	Less: fair value asset of hedges related to finance debt	1,454	797

39,182	43,829		43,829	39,182
12,803	17,997	Cash and cash equivalents	17,997	12,803

26,379	25,832	Net debt	25,832	26,379

90,366	110,295	Equity	110,295	90,366
23%	19%	Net debt ratio	19%	23%

See Note 8 on page 33 for further details on finance debt.

Net debt and net debt ratio are non-GAAP measures. Net debt includes the fair value of associated derivative financial instruments that are used to hedge foreign exchange and interest rate risks relating to finance debt, for which hedge accounting is claimed. The derivatives are reported on the balance sheet within the headings ‘Derivative financial instruments’. We believe that net debt and net debt ratio provide useful information to investors. Net debt enables investors to see the economic effect of gross debt, related hedges and cash and cash equivalents in total. The net debt ratio enables investors to see how significant net debt is relative to equity from shareholders.

Dividends

Dividends payable

BP today announced a dividend of 7 cents per ordinary share expected to be paid in December. The corresponding amount in sterling will be announced on 5 December 2011, calculated based on the average of the market exchange rates for the four dealing days commencing on 29 November 2011. Holders of American Depositary Shares (ADSs) will receive $0.42 per ADS. The dividend is due to be paid on 19 December 2011 to shareholders and ADS holders on the register on 4 November 2011. A scrip dividend alternative is available, allowing shareholders to elect to receive their dividend in the form of new ordinary shares and ADS holders in the form of new ADSs. Details of the third-quarter dividend and timetable are available at www.bp.com/dividends and details of the scrip dividend programme are available at www.bp.com/scrip.

Third quarter 2010	Third quarter 2011		Nine months 2011	Nine months 2010
		Dividends paid per ordinary share
—	7.000	cents	21.000	14.000
—	4.3160	pence	12.9341	8.679
—	42.00	Dividends paid per ADS (cents)	126.00	84.00

		Scrip dividends
—	14.8	Number of shares issued (millions)	154.2	—
—	101	Value of shares issued ($ million)	1,136	—

Exploration and Production

Third quarter 2010	Third quarter 2011		Nine months 2011	Nine months 2010
		$ million
8,351	7,555	Profit before interest and tax(a)	22,709	22,856
(1)	(4)	Inventory holding (gains) losses	(124)	30

8,350	7,551	Replacement cost profit before interest and tax	22,585	22,886

		By region
3,602	1,432	US	4,038	8,162
4,748	6,119	Non-US	18,547	14,724

8,350	7,551		22,585	22,886

(a)	See page 20 for information on replacement cost reporting for operating segments.

The replacement cost profit before interest and tax for the third quarter and nine months was $7,551 million and $22,585 million respectively, compared with $8,350 million and $22,886 million respectively for the same periods in 2010. The third quarter benefited from net non-operating gains of $500 million, mainly comprising gains on disposals and fair value gains on embedded derivatives. In the same period a year ago, there were net gains of $1,741 million. The nine months included net non-operating gains of $546 million, with gains on disposals more than offsetting impairments and other non-operating items. In the same period a year ago, there were net gains of $1,843 million. In the third quarter and nine months, fair value accounting effects had unfavourable impacts of $39 million and $45 million respectively, compared with favourable impacts of $68 million and $9 million in the same periods of last year.

The primary additional factors impacting replacement cost profit for both the third quarter and nine months, compared with the same periods a year ago, were higher realizations partially offset by lower production volumes (including in higher margin areas) and higher costs (including rig standby costs in the Gulf of Mexico and continuing higher turnaround and related maintenance expenditure). In addition, there were higher earnings from equity-accounted entities (mainly TNK-BP) and a higher contribution from gas marketing and trading. The nine months were also impacted by certain one-off costs and higher exploration write-offs.

Production for the quarter was 3,319mboe/d, 12% lower than the third quarter of 2010. After adjusting for the effect of acquisitions and divestments and entitlement impacts in our production-sharing agreements (PSAs), the decrease was 8%. This primarily reflects lower Gulf of Mexico production, as a result of ongoing decline owing to the suspension of drilling activity and also the impact of turnaround and maintenance activity. For the nine months, production was 3,442mboe/d, 11% lower than in the same period last year. After adjusting for the effect of acquisitions and divestments and PSA entitlement impacts, the nine months production was 8% lower than a year ago.

Looking ahead, production in the fourth quarter is expected to be higher after the peak turnaround season and the completion of the Reliance transaction. We anticipate that production will continue to be impacted by divestments and the pace of drilling activity in the Gulf of Mexico.

We continue to make strategic progress. In July, BP was awarded two deepwater exploration and production blocks by the government of the Republic of Trinidad and Tobago and in August, we announced the start of natural gas production from the Serrette field, offshore Trinidad. Also in August, BP completed the acquisition of a 30% stake in 21 oil and gas PSAs in India from Reliance Industries Limited. Completion of the deal marked one of the largest ever foreign direct investments into India (see Note 3 on pages 29 - 30 for further information). In addition, BP farmed in to 25% of a block offshore Namibia in August and 40% of a block in Benguela Basin, offshore Angola, in September.

In September, BP announced the drilling of a successful appraisal well in a previously untested northern segment of the Mad Dog field in the US Gulf of Mexico. The well was drilled on our behalf as operator by BHP Billiton and the results suggest a significant resource extension for the Mad Dog field. Also in the Gulf of Mexico in September, Chevron Corporation announced the Moccasin discovery in the Lower Tertiary play on Keathley Canyon block 736. BP has a 43.75% working interest in Moccasin.

In October, the UK government granted BP and its partners - Shell, ConocoPhillips and Chevron - approval to proceed with the Clair Ridge project, the second phase of development of the Clair field, west of Shetland. The Clair Ridge project is planned to come onstream in 2016. The Clair partners also announced in October the successful appraisal of an extension to the Clair field - South West Clair. Earlier in the quarter, BP and its partners also announced plans for the re-development of the Schiehallion and Loyal fields, west of Shetland, and the development of the Kinnoull field in the central North Sea.

Exploration and Production

Third quarter	Third quarter		Nine months	Nine months
2010	2011		2011	2010
		$ million
		Non-operating items
1,681	(32)	US	(758)	1,463
60	532	Non-US	1,304	380

1,741	500		546	1,843

		Fair value accounting effects(a)
86	(9)	US	(2)	132
(18)	(30)	Non-US	(43)	(123)

68	(39)		(45)	9

		Exploration expense
78	52	US(b)	985	211
82	48	Non-US(c)	193	201

160	100		1,178	412

		Production (net of royalties)(d)
		Liquids (mb/d)(e)
564	388	US	458	603
155	120	Europe	145	184
859	883	Russia	866	856
743	684	Rest of World	688	767

2,321	2,075		2,157	2,410

1,151	1,166	Of which equity-accounted entities	1,165	1,144

		Natural gas (mmcf/d)
2,190	1,819	US	1,852	2,217
412	214	Europe	325	520
542	664	Russia	686	620
5,220	4,516	Rest of World	4,590	5,125

8,364	7,213		7,453	8,482

985	1,088	Of which equity-accounted entities	1,105	1,052

		Total hydrocarbons (mboe/d)(f)
941	702	US	778	985
226	157	Europe	201	274
953	998	Russia	985	963
1,643	1,462	Rest of World	1,478	1,650

3,763	3,319		3,442	3,872

1,320	1,354	Of which equity-accounted entities	1,355	1,325

		Average realizations(g)
70.47	103.53	Total liquids ($/bbl)	101.11	71.76
3.92	4.95	Natural gas ($/mcf)	4.56	3.98
45.05	63.74	Total hydrocarbons ($/boe)	61.91	47.13

(a)	These effects represent the favourable (unfavourable) impact relative to management’s measure of performance. Further information on fair value accounting effects is provided on page 22.
(b)	Nine months 2011 includes $93 million related to decommissioning of idle infrastructure, as required by BOEMRE’s Notice to Lessees No. 2010-GO5 issued in October 2010. Second quarter and nine months 2011 include $395 million classified within the ‘other’ category of non-operating items.
(c)	Nine months 2011 includes $44 million classified within the ‘other’ category of non-operating items.
(d)	Includes BP’s share of production of equity-accounted entities.
(e)	Crude oil and natural gas liquids.
(f)	Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.
(g)	Based on sales of consolidated subsidiaries only - this excludes equity-accounted entities.

Because of rounding, some totals may not agree exactly with the sum of their component parts.

Refining and Marketing

Third quarter 2010	Third quarter 2011		Nine months 2011	Nine months 2010
		$ million
1,699	1,117	Profit before interest and tax(a)	7,304	4,957
88	376	Inventory holding (gains) losses	(2,394)	(366)

1,787	1,493	Replacement cost profit before interest and tax	4,910	4,591

		By region
220	761	US	1,384	914
1,567	732	Non-US	3,526	3,677

1,787	1,493		4,910	4,591

(a)	See page 20 for information on replacement cost reporting for operating segments.

The replacement cost profit before interest and tax for the third quarter and nine months was $1,493 million and $4,910 million respectively, compared with $1,787 million and $4,591 million for the same periods last year.

The third-quarter result included a net non-operating charge of $227 million, mainly relating to the reassessment of environmental provisions. For the nine months, the net non-operating charge of $462 million also included impairment charges associated with our US divestment programme, partially offset by gains on disposal. A year ago, there were net non-operating gains of $382 million and $544 million for the third quarter and nine months respectively. Fair value accounting effects had favourable impacts of $54 million for the third quarter and $118 million for the nine months. The corresponding periods in 2010 reflected unfavourable impacts of $221 million and $92 million respectively.

The third quarter saw a return to strong operations, relative to the weather-related power outages that impacted our second- quarter results. Compared with a year ago, the third quarter and nine months reflected an improved refining environment and a stronger supply and trading contribution, partially offset by increased turnaround activity. In addition, we have benefited from strong refining feedstock optimization in the US due to BP’s location advantage in accessing WTI-priced crude grades. These benefits were however partly offset by the effect of increased relative sweet crude prices in Europe and Australia, primarily caused by the loss of Libyan production. The result for the third quarter was also negatively impacted by adverse foreign exchange effects, due to the strengthening of the US dollar against the Euro and Australian Dollar, and a difficult marketing environment.

In the fuels value chains, Solomon refining availability (as defined in footnote (b) on page 12) remained high at 95.3% for the quarter. During August, the last of the units impacted by the second-quarter power outage at the Texas City refinery was brought back onstream.

In the international businesses, petrochemicals production volumes were down in the third quarter by approximately 10% compared with the same period last year, mainly driven by planned shutdowns in Asia.

Looking ahead, we expect a normal seasonal decline in refining margins in the fourth quarter. The level of planned turnarounds is expected to be lower than in the third quarter, however our Whiting refinery will undergo planned maintenance activity that will affect approximately half of its crude capacity for the expected one-month duration of the outage.

In 2010, we announced our exit from five countries in southern Africa. The sale of BP Tanzania, the last component of this disposal, was completed in the third quarter.

Refining and Marketing

Third quarter 2010	Third quarter 2011		Nine months 2011	Nine months 2010
		$ million
		Non-operating items
216	(184)	US	(439)	364
166	(43)	Non-US	(23)	180

382	(227)		(462)	544

		Fair value accounting effects(a)
(61)	18	US	41	(8)
(160)	36	Non-US	77	(84)

(221)	54		118	(92)

		Refinery throughputs (mb/d)
1,342	1,371	US	1,252	1,352
772	776	Europe	764	774
315	283	Rest of World	302	302

2,429	2,430	Total throughput	2,318	2,428

95.0	95.3	Refining availability (%)(b)	94.7	95.0

		Sales volumes (mb/d)(c)
		Marketing sales by region
1,431	1,411	US	1,398	1,438
1,491	1,353	Europe	1,306	1,411
592	592	Rest of World	605	614

3,514	3,356	Total marketing sales	3,309	3,463
2,279	2,358	Trading/supply sales	2,448	2,480

5,793	5,714	Total refined product sales	5,757	5,943

		Refining Marker Margin (RMM) ($/bbl)(d)
14.93	11.95	US West Coast	14.60	13.28
9.95	12.67	US Gulf Coast	13.44	10.50
6.74	10.68	US Midwest	9.11	6.33
9.14	12.63	North West Europe	11.80	10.04
7.63	10.37	Mediterranean	9.33	8.49
10.10	15.93	Singapore	15.21	10.39
10.00	12.51	BP Average RMM	12.49	10.08

		Chemicals production (kte)
1,072	1,127	US	3,028	3,100
1,027	955	Europe(e)	2,990	3,157
1,883	1,504	Rest of World	5,268	5,617

3,982	3,586	Total production(e)	11,286	11,874

(a)	These effects represent the favourable (unfavourable) impact relative to management’s measure of performance. Further information on fair value accounting effects is provided on page 22.
(b)	Refining availability represents Solomon Associates’ operational availability, which is defined as the percentage of the year that a unit is available for processing after subtracting the annualized time lost due to turnaround activity and all planned mechanical, process and regulatory maintenance downtime.
(c)	Does not include volumes relating to crude oil.
(d)	The Refining Marker Margin (RMM) is the average of regional indicator margins weighted for BP’s crude refining capacity in each region. Each regional marker margin is based upon product yields and a marker crude oil deemed appropriate for the region. The regional marker margins may not be representative of the margins achieved by BP in any period because of BP’s particular refinery configurations and crude and product slate.
(e)	A minor amendment has been made in the third quarter and nine months 2010.

Other businesses and corporate

Third quarter 2010	Third quarter 2011		Nine months 2011	Nine months 2010
		$ million
(563)	(330)	Profit (loss) before interest and tax(a)	(1,391)	(963)
(5)	—	Inventory holding (gains) losses	(15)	(3)

(568)	(330)	Replacement cost profit (loss) before interest and tax	(1,406)	(966)

		By region
(156)	(294)	US	(650)	(506)
(412)	(36)	Non-US	(756)	(460)

(568)	(330)		(1,406)	(966)

		Results include
		Non-operating items
(71)	(112)	US	(123)	(184)
(15)	188	Non-US	(245)	51

(86)	76		(368)	(133)

(a)	See page 20 for information on replacement cost reporting for operating segments.

Other businesses and corporate comprises the Alternative Energy business, Shipping, Treasury (which includes interest income on the group’s cash and cash equivalents), and corporate activities worldwide. The previously announced disposal of the group’s aluminium business completed during the third quarter.

The replacement cost loss before interest and tax for the third quarter and nine months was $330 million and $1,406 million respectively, compared with losses of $568 million and $966 million a year ago. The third quarter included a net non-operating gain of $76 million, primarily relating to a gain on the disposal of our aluminium business, partly offset by environmental provisions and a further net provision in relation to our exit from the module-only solar sales business. A year ago, there was a net charge of $86 million. For the nine months the net non-operating charge was $368 million, compared with a net charge of $133 million a year ago.

In Alternative Energy, on 14 September BP announced that it agreed to increase its share in the Brazilian biofuels joint venture Tropical BioEnergia S.A. to 100%, by acquiring the remaining 50% from our joint venture partners for $71 million. This purchase is subject to regulatory approval and closing conditions but is expected to be completed in the fourth quarter. In a separate announcement on 14 September, BP agreed to acquire an additional approximate 3% share of Brazilian sugar and ethanol producer, Companhia Nacional de Açúcar e Álcool (CNAA) from LDC Bioenergia S.A. for $25 million, subject to closing conditions.

In our wind business, net generation capacity(a) at the end of the third quarter was 774MW (1,362MW gross), compared with 711MW (1,237MW gross) at the end of the same period a year ago.

(a)	Net wind capacity is the sum of the rated capacities of the assets/turbines that have entered into commercial operation, including BP’s share of equity-accounted entities. The gross data is the equivalent capacity on a gross-JV basis, which includes 100% of the capacity of equity-accounted entities where BP has partial ownership. Capacity figures include 32MW in the Netherlands managed by our Refining and Marketing segment.

Cautionary statement

Cautionary statement regarding forward-looking statements: The discussion in this results announcement contains forward-looking statements particularly those regarding: the full-year effective tax rate for 2011; the level of full-year organic capital expenditure for 2011; plans for the disposal programme; the quarterly dividend payment; the timing of surveys of shoreline impacted by the Gulf of Mexico oil spill, as well as of patrolling and maintenance activities to clean up episodic tar balls in localized areas of the Gulf of Mexico; the development of a final Request for Proposal pursuant to the Gulf of Mexico Research Initiative and the total amount of grants to be awarded thereunder; the expected timing of the receipt of the Anadarko settlement amount; the expected timing of the conclusion of data collection in connection with natural resource damage assessments and studies; the anticipated increase in fourth-quarter production; the expected impact on fourth-quarter production of divestments and the pace of drilling activity in the Gulf of Mexico; the magnitude and timing of remaining remediation costs related to the Gulf of Mexico oil spill; the factors that could affect the magnitude of BP’s ultimate exposure and the cost to BP in relation to the spill and any potential mitigation resulting from BP’s partners or others involved in the spill; the potential liabilities resulting from pending and future legal proceedings and potential investigations and civil or criminal actions that US state and/or local governments could seek to take against BP as a result of the spill; the timing of claims and litigation outcomes and of payment of legal costs; the anticipated timing of the Clair Ridge project; expectations for fourth-quarter refining margins; the expected level of planned turnarounds in the fourth quarter; the impact of planned maintenance activity at the Whiting refinery; the anticipated timing for completion of the disposal of certain BP assets; the timing for completion of the acquisition of a 50% stake in Tropical BioEnergia S.A.; the exploration success and development of discoveries offshore India; contributions to and payments from the trust fund and the setting aside of assets while the fund is building; the estimated amount of legal fees in connection with the Gulf of Mexico oil spill; the timing for publication of investigation reports; the impact of BP’s potential liabilities relating to the Gulf of Mexico oil spill on the group, including its business, results and financial condition; the anticipated commencement of the Trial of Liability, Limitation, Exoneration, and Fault Allocation; the anticipated commencement of the trial regarding assertions of certain air emissions and reporting violations at the Texas City refinery; the timing for a hearing regarding the Lisburne event; the anticipated commencement of the trial regarding allegations pertaining to the Atlantis platform. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors including the timing of bringing new fields onstream; future levels of industry product supply; demand and pricing; OPEC quota restrictions; PSA effects; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; regulatory or legal actions including the types of enforcement action pursued and the nature of remedies sought; the impact on our reputation following the Gulf of Mexico oil spill; exchange rate fluctuations; development and use of new technology; the success or otherwise of partnering; the actions of competitors, trading partners, creditors, rating agencies and others; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism or sabotage; and other factors discussed under “Principal risks and uncertainties” in our Form 6-K for the period ended 30 June 2011 and under “Risk factors” in our Annual Report and Form 20-F 2010 as filed with the US Securities and Exchange Commission (SEC).

Group income statement

Third quarter 2010	Third quarter 2011		Nine months 2011	Nine months 2010
		$ million
70,608	95,383	Sales and other operating revenues (Note 5)	282,076	217,404
282	164	Earnings from jointly controlled entities – after interest and tax	729	942
934	1,108	Earnings from associates – after interest and tax	3,772	2,457
207	151	Interest and other income	426	507
2,621	790	Gains on sale of businesses and fixed assets	2,753	3,630

74,652	97,596	Total revenues and other income	289,756	224,940
51,695	73,825	Purchases	213,827	157,872
13,374	7,809	Production and manufacturing expenses(a)	20,517	57,093
1,206	2,021	Production and similar taxes (Note 6)	6,208	3,720
2,754	2,647	Depreciation, depletion and amortization	8,153	8,530
380	211	Impairment and losses on sale of businesses and fixed assets	1,653	488
160	100	Exploration expense	1,178	412
3,187	3,693	Distribution and administration expenses	10,048	9,146
(20)	(298)	Fair value (gain) loss on embedded derivatives	98	286

1,916	7,588	Profit (loss) before interest and taxation	28,074	(12,607)
348	298	Finance costs(a)	920	811
(13)	(64)	Net finance income relating to pensions and other post-retirement benefits	(198)	(34)

1,581	7,354	Profit (loss) before taxation	27,352	(13,384)
(292)	2,270	Taxation(a)	9,393	(4,397)

1,873	5,084	Profit (loss) for the period	17,959	(8,987)

		Attributable to
1,785	4,907	BP shareholders	17,651	(9,286)
88	177	Minority interest	308	299

1,873	5,084		17,959	(8,987)

		Earnings per share – cents (Note 7)
		Profit (loss) for the period attributable to BP shareholders
9.50	25.90	Basic	93.47	(49.44)
9.38	25.57	Diluted	92.31	(49.44)

(a)	See Note 2 on pages 24 – 29 for further details of the impact of the Gulf of Mexico oil spill on the income statement line items.

Group statement of comprehensive income

Third quarter 2010	Third quarter 2011		Nine months 2011	Nine months 2010
		$ million
1,873	5,084	Profit (loss) for the period	17,959	(8,987)

1,759	(1,483)	Currency translation differences	(425)	233
(11)	6	Exchange (gains) losses on translation of foreign operations transferred to gain or loss on sales of businesses and fixed assets	19	28
67	(338)	Available-for-sale investments marked to market	(167)	(256)
1	2	Available-for-sale investments – recycled to the income statement	(3)	(142)
322	(125)	Cash flow hedges marked to market	68	(85)
32	(70)	Cash flow hedges – recycled to the income statement	(198)	(41)
14	(4)	Cash flow hedges – recycled to the balance sheet	(7)	45
(91)	6	Taxation	58	(258)

2,093	(2,006)	Other comprehensive income (expense)	(655)	(476)

3,966	3,078	Total comprehensive income (expense)	17,304	(9,463)

		Attributable to
3,865	2,913	BP shareholders	16,998	(9,767)
101	165	Minority interest	306	304

3,966	3,078		17,304	(9,463)

Group statement of changes in equity

	BP shareholders’ equity	Minority interest	Total equity
$ million
At 1 January 2011	94,987	904	95,891

Total comprehensive income	16,998	306	17,304
Dividends	(2,828)	(182)	(3,010)
Share-based payments (net of tax)	161	—	161
Transactions involving minority interests	(42)	(9)	(51)

At 30 September 2011	109,276	1,019	110,295

	BP shareholders’ equity	Minority interest	Total equity
$ million
At 1 January 2010	101,613	500	102,113

Total comprehensive income (expense)	(9,767)	304	(9,463)
Dividends	(2,627)	(198)	(2,825)
Share-based payments (net of tax)	235	—	235
Transactions involving minority interests	—	306	306

At 30 September 2010	89,454	912	90,366

Group balance sheet

	30 September 2011	31 December 2010
$ million
Non-current assets
Property, plant and equipment	114,809	110,163
Goodwill	11,139	8,598
Intangible assets	20,426	14,298
Investments in jointly controlled entities	12,448	12,286
Investments in associates	13,896	13,335
Other investments	2,036	1,191

Fixed assets	174,754	159,871
Loans	874	894
Other receivables	5,259	6,298
Derivative financial instruments	4,735	4,210
Prepayments	1,521	1,432
Deferred tax assets	519	528
Defined benefit pension plan surpluses	2,682	2,176

	190,344	175,409

Current assets
Loans	242	247
Inventories	26,601	26,218
Trade and other receivables	40,896	36,549
Derivative financial instruments	3,739	4,356
Prepayments	1,671	1,574
Current tax receivable	222	693
Other investments	287	1,532
Cash and cash equivalents	17,997	18,556

	91,655	89,725

Assets classified as held for sale (Note 4)	8,732	7,128

	100,387	96,853

Total assets	290,731	272,262

Current liabilities
Trade and other payables	52,736	46,329
Derivative financial instruments	3,523	3,856
Accruals	6,181	5,612
Finance debt	11,516	14,626
Current tax payable	3,180	2,920
Provisions	9,351	9,489

	86,487	82,832

Liabilities directly associated with assets classified as held for sale (Note 4)	738	1,047

	87,225	83,879

Non-current liabilities
Other payables	8,611	14,285
Derivative financial instruments	3,495	3,677
Accruals	430	637
Finance debt	33,767	30,710
Deferred tax liabilities	14,582	10,908
Provisions	22,800	22,418
Defined benefit pension plan and other post-retirement benefit plan deficits	9,526	9,857

	93,211	92,492

Total liabilities	180,436	176,371

Net assets	110,295	95,891

Equity
BP shareholders’ equity	109,276	94,987
Minority interest	1,019	904

	110,295	95,891

Condensed group cash flow statement

Third quarter 2010	Third quarter 2011		Nine months 2011	Nine months 2010
		$ million
		Operating activities
1,581	7,354	Profit (loss) before taxation	27,352	(13,384)
		Adjustments to reconcile profit before taxation to net cash provided by operating activities
2,812	2,674	Depreciation, depletion and amortization and exploration expenditure written off	9,076	8,662
(2,241)	(579)	Impairment and (gain) loss on sale of businesses and fixed assets	(1,100)	(3,142)
(643)	(551)	Earnings from equity-accounted entities, less dividends received	(1,331)	(1,404)
149	15	Net charge for interest and other finance expense, less net interest paid	(55)	134
121	128	Share-based payments	117	125
—	(106)	Net operating charge for pensions and other post-retirement benefits, less contributions and benefit payments for unfunded plans	(704)	(661)
(479)	555	Net charge for provisions, less payments	764	17,212
(217)	(372)	Movements in inventories and other current and non-current assets and liabilities(a)	(11,478)	11,307
(1,735)	(2,226)	Income taxes paid	(5,497)	(5,055)

(652)	6,892	Net cash provided by (used in) operating activities	17,144	13,794

		Investing activities
(4,741)	(4,240)	Capital expenditure(b)	(12,303)	(13,303)
(1,192)	(2,005)	Acquisitions, net of cash acquired(b)	(7,891)	(2,460)
(105)	(77)	Investment in jointly controlled entities	(232)	(287)
(13)	(6)	Investment in associates	(36)	(38)
4,193	447	Proceeds from disposal of fixed assets(c)	2,104	4,937
4,557	1,627	Proceeds from disposal of businesses, net of cash disposed(c)	2,589	4,644
133	63	Proceeds from loan repayments	214	392

2,832	(4,191)	Net cash provided by (used in) investing activities	(15,555)	(6,115)

		Financing activities
(21)	14	Net issue (repurchase) of shares	44	138
4,307	391	Proceeds from long-term financing	8,004	5,405
(52)	(1,863)	Repayments of long-term financing	(7,587)	(2,739)
(984)	(145)	Net increase (decrease) in short-term debt	647	(3,086)
(1)	(1,225)	Dividends paid – BP shareholders	(2,828)	(2,627)
(67)	(80)	– Minority interest	(182)	(198)

3,182	(2,908)	Net cash provided by (used in) financing activities	(1,902)	(3,107)

131	(545)	Currency translation differences relating to cash and cash equivalents	(246)	(108)

5,493	(752)	Increase (decrease) in cash and cash equivalents	(559)	4,464
7,310	18,749	Cash and cash equivalents at beginning of period	18,556	8,339

12,803	17,997	Cash and cash equivalents at end of period	17,997	12,803

(a) Includes
82	372	Inventory holding (gains) losses	(2,533)	(339)
(20)	(298)	Fair value (gain) loss on embedded derivatives	98	286
(2,042)	(1,523)	Movements related to Gulf of Mexico oil spill response	(7,299)	10,388

Inventory holding gains and losses and fair value gains and losses on embedded derivatives are also included within profit before taxation. See Note 2 for further information on the cash flow impacts of the Gulf of Mexico oil spill.

(b)	A prepayment of $2 billion paid in the first quarter 2011 relating to the transaction with Reliance Industries Limited has been reclassified from capital expenditure to acquisitions. See Note 3 for further information.
(c)	Included in disposal proceeds are deposits received in respect of disposal transactions expected to complete in subsequent periods as follows: third quarter 2011 nil; second quarter 2011 $568 million; third quarter 2010 $5,045 million. For further information see Note 8.

Capital expenditure and acquisitions

Third quarter 2010	Third quarter 2011		Nine months 2011	Nine months 2010
		$ million
		By business
		Exploration and Production
1,432	1,003	US(a)	3,027	5,589
3,815	9,309	Non-US(b)(c)(d)	16,859	8,802

5,247	10,312		19,886	14,391

		Refining and Marketing
774	729	US	1,877	2,006
293	356	Non-US	884	658

1,067	1,085		2,761	2,664

		Other businesses and corporate
289	198	US(e)	454	347
53	63	Non-US(f)	772	153

342	261		1,226	500

6,656	11,658		23,873	17,555

		By geographical area
2,495	1,930	US(a)(e)	5,358	7,942
4,161	9,728	Non-US(b)(c)(d)(f)	18,515	9,613

6,656	11,658		23,873	17,555

		Included above:
1,427	6,987	Acquisitions and asset exchanges(a)(b)(c)(f)	11,001	3,194

(a)	Nine months 2010 included $1,767 million in the US Deepwater Gulf of Mexico as part of the transaction with Devon Energy announced in first quarter 2010.
(b)	Third quarter and nine months 2011 includes $6,957 million relating to the acquisition from Reliance Industries of interests in 21 oil and gas production sharing agreements in India. See Note 3 for further details.
(c)	Nine months 2011 included $3,236 million in Brazil as part of the transaction with Devon Energy announced in first quarter 2010. Third quarter and nine months 2010 included $1,099 million in Azerbaijan as part of the transaction with Devon Energy.
(d)	Third quarter and nine months 2010 included $492 million for the purchase of additional interests in the Valhall and Hod fields in the North Sea. Nine months 2010 also included capital expenditure of $900 million relating to the formation of a partnership with Value Creation Inc. to develop the Terre de Grace oil sands acreage in the Athabasca region of Alberta, Canada.
(e)	Third quarter and nine months 2010 included capital expenditure of $163 million and $167 million respectively for wind turbines, which was incurred at the time for future wind projects.
(f)	Nine months 2011 included capital expenditure of $680 million in Brazil relating to the acquisition of CNAA.

Exchange rates

Third quarter 2010	Third quarter 2011		Nine months 2011	Nine months 2010
1.55	1.61	US dollar/sterling average rate for the period	1.61	1.53
1.58	1.57	US dollar/sterling period-end rate	1.57	1.58
1.29	1.41	US dollar/euro average rate for the period	1.40	1.31
1.36	1.36	US dollar/euro period-end rate	1.36	1.36

Analysis of replacement cost profit (loss) before interest and tax and reconciliation to profit (loss) before taxation(a)

Third quarter 2010	Third quarter 2011	$ million	Nine months 2011	Nine months 2010
		By business
		Exploration and Production
3,602	1,432	US	4,038	8,162
4,748	6,119	Non-US	18,547	14,724

8,350	7,551		22,585	22,886

		Refining and Marketing
220	761	US	1,384	914
1,567	732	Non-US	3,526	3,677

1,787	1,493		4,910	4,591

		Other businesses and corporate
(156)	(294)	US	(650)	(506)
(412)	(36)	Non-US	(756)	(460)

(568)	(330)		(1,406)	(966)

9,569	8,714		26,089	26,511
(7,656)	(541)	Gulf of Mexico oil spill response	(308)	(39,848)
85	(213)	Consolidation adjustment	(240)	391

1,998	7,960	Replacement cost profit (loss) before interest and tax(b)	25,541	(12,946)
		Inventory holding gains (losses)(c)
1	4	Exploration and Production	124	(30)
(88)	(376)	Refining and Marketing	2,394	366
5	—	Other businesses and corporate	15	3

1,916	7,588	Profit (loss) before interest and tax	28,074	(12,607)
348	298	Finance costs	920	811
(13)	(64)	Net finance income relating to pensions and other post-retirement benefits	(198)	(34)

1,581	7,354	Profit (loss) before taxation	27,352	(13,384)

		Replacement cost profit (loss) before interest and tax
		By geographical area
(3,891)	1,141	US	4,315	(30,472)
5,889	6,819	Non-US	21,226	17,526

1,998	7,960		25,541	(12,946)

(a)	IFRS requires that the measure of profit or loss disclosed for each operating segment is the measure that is provided regularly to the chief operating decision maker for the purposes of performance assessment and resource allocation. For BP, this measure of profit or loss is replacement cost profit or loss before interest and tax. In addition, a reconciliation is required between the total of the operating segments’ measures of profit or loss and the group profit or loss before taxation.
(b)	Replacement cost profit or loss reflects the replacement cost of supplies. The replacement cost profit or loss for the period is arrived at by excluding from profit or loss inventory holding gains and losses and their associated tax effect. Replacement cost profit or loss for the group is not a recognized GAAP measure.
(c)	Inventory holding gains and losses represent the difference between the cost of sales calculated using the average cost to BP of supplies acquired during the period and the cost of sales calculated on the first-in first-out (FIFO) method after adjusting for any changes in provisions where the net realizable value of the inventory is lower than its cost. Under the FIFO method, which we use for IFRS reporting, the cost of inventory charged to the income statement is based on its historic cost of purchase, or manufacture, rather than its replacement cost. In volatile energy markets, this can have a significant distorting effect on reported income. The amounts disclosed represent the difference between the charge (to the income statement) for inventory on a FIFO basis (after adjusting for any related movements in net realizable value provisions) and the charge that would have arisen if an average cost of supplies was used for the period. For this purpose, the average cost of supplies during the period is principally calculated on a monthly basis by dividing the total cost of inventory acquired in the period by the number of barrels acquired. The amounts disclosed are not separately reflected in the financial statements as a gain or loss. No adjustment is made in respect of the cost of inventories held as part of a trading position and certain other temporary inventory positions.

Management believes this information is useful to illustrate to investors the fact that crude oil and product prices can vary significantly from period to period and that the impact on our reported result under IFRS can be significant. Inventory holding gains and losses vary from period to period due principally to changes in oil prices as well as changes to underlying inventory levels. In order for investors to understand the operating performance of the group excluding the impact of oil price changes on the replacement of inventories, and to make comparisons of operating performance between reporting periods, BP’s management believes it is helpful to disclose this information.

Non-operating items(a)

Third quarter 2010	Third quarter 2011		Nine months 2011	Nine months 2010
		$ million
		Exploration and Production
1,735	321	Impairment and gain (loss) on sale of businesses and fixed assets(b)	1,007	2,382
(54)	(25)	Environmental and other provisions	(25)	(54)
(6)	1	Restructuring, integration and rationalization costs	1	(123)
20	211	Fair value gain (loss) on embedded derivatives	25	(286)
46	(8)	Other	(462)	(76)

1,741	500		546	1,843

		Refining and Marketing
507	(16)	Impairment and gain (loss) on sale of businesses and fixed assets	(220)	732
(83)	(193)	Environmental and other provisions	(194)	(83)
(32)	(12)	Restructuring, integration and rationalization costs	(17)	(50)
—	—	Fair value gain (loss) on embedded derivatives	—	—
(10)	(6)	Other	(31)	(55)

382	(227)		(462)	544

		Other businesses and corporate
(1)	274	Impairment and gain (loss) on sale of businesses and fixed assets	313	28
(77)	(135)	Environmental and other provisions	(147)	(81)
(8)	(18)	Restructuring, integration and rationalization costs	(15)	(68)
—	87	Fair value gain (loss) on embedded derivatives(c)	(123)	—
—	(132)	Other	(396)	(12)

(86)	76		(368)	(133)

(7,656)	(541)	Gulf of Mexico oil spill response	(308)	(39,848)

(5,619)	(192)	Total before interest and taxation	(592)	(37,594)
(47)	(14)	Finance costs(d)	(45)	(47)

(5,666)	(206)	Total before taxation	(637)	(37,641)
2,097	9	Taxation credit (charge)(e)	213	12,024

(3,569)	(197)	Total after taxation for period	(424)	(25,617)

(a)	An analysis of non-operating items by region is shown on pages 10,12 and 13.
(b)	Second quarter 2011 included impairment charges of $1,049 million, partially offset by net gains on disposals of $646 million.
(c)	Relates to an embedded derivative arising from a financing arrangement.
(d)	Finance costs relate to the Gulf of Mexico oil spill. See Note 2 for further details.
(e)	Tax is calculated by applying discrete quarterly effective tax rates (excluding the impact of the Gulf of Mexico oil spill and, for the first quarter 2011, the impact of a $683-million one-off deferred tax adjustment in respect of the recently enacted increase in the supplementary charge on UK oil and gas production) on group profit or loss. However, the US statutory tax rate has been used for expenditures relating to the Gulf of Mexico oil spill that qualify for tax relief.

Non-operating items are charges and credits arising in consolidated entities that BP discloses separately because it considers such disclosures to be meaningful and relevant to investors. These disclosures are provided in order to enable investors better to understand and evaluate the group’s financial performance.

Non-GAAP information on fair value accounting effects

Third quarter 2010	Third quarter 2011		Nine months 2011	Nine months 2010
		$ million
		Favourable (unfavourable) impact relative to management’s measure of performance
68	(39)	Exploration and Production	(45)	9
(221)	54	Refining and Marketing	118	(92)

(153)	15		73	(83)
38	(5)	Taxation credit (charge)(a)	(27)	14

(115)	10		46	(69)

(a)	Tax is calculated by applying discrete quarterly effective tax rates (excluding the impact of the Gulf of Mexico oil spill and, for the first quarter 2011, the impact of a $683-million one-off deferred tax adjustment in respect of the recently enacted increase in the supplementary charge on UK oil and gas production) on group profit or loss.

BP uses derivative instruments to manage the economic exposure relating to inventories above normal operating requirements of crude oil, natural gas and petroleum products. Under IFRS, these inventories are recorded at historic cost. The related derivative instruments, however, are required to be recorded at fair value with gains and losses recognized in income because hedge accounting is either not permitted or not followed, principally due to the impracticality of effectiveness testing requirements. Therefore, measurement differences in relation to recognition of gains and losses occur. Gains and losses on these inventories are not recognized until the commodity is sold in a subsequent accounting period. Gains and losses on the related derivative commodity contracts are recognized in the income statement from the time the derivative commodity contract is entered into on a fair value basis using forward prices consistent with the contract maturity.

BP enters into commodity contracts to meet certain business requirements, such as the purchase of crude for a refinery or the sale of BP’s gas production. Under IFRS these contracts are treated as derivatives and are required to be fair valued when they are managed as part of a larger portfolio of similar transactions. Gains and losses arising are recognized in the income statement from the time the derivative commodity contract is entered into.

IFRS requires that inventory held for trading be recorded at its fair value using period end spot prices whereas any related derivative commodity instruments are required to be recorded at values based on forward prices consistent with the contract maturity. Depending on market conditions, these forward prices can be either higher or lower than spot prices resulting in measurement differences.

BP enters into contracts for pipelines and storage capacity, oil and gas processing and liquefied natural gas (LNG) that, under IFRS, are recorded on an accruals basis. These contracts are risk-managed using a variety of derivative instruments, which are fair valued under IFRS. This results in measurement differences in relation to recognition of gains and losses.

The way that BP manages the economic exposures described above, and measures performance internally, differs from the way these activities are measured under IFRS. BP calculates this difference for consolidated entities by comparing the IFRS result with management’s internal measure of performance. Under management’s internal measure of performance the inventory, capacity, oil and gas processing and LNG contracts in question are valued based on fair value using relevant forward prices prevailing at the end of the period and the commodity contracts for business requirements are accounted for on an accruals basis. We believe that disclosing management’s estimate of this difference provides useful information for investors because it enables investors to see the economic effect of these activities as a whole. The impacts of fair value accounting effects, relative to management’s internal measure of performance, are shown in the table above. A reconciliation to GAAP information is set out below.

Reconciliation of non-GAAP information

Third quarter 2010	Third quarter 2011		Nine months 2011	Nine months 2010
		$ million
		Exploration and Production
8,282	7,590	Replacement cost profit before interest and tax adjusted for fair value accounting effects	22,630	22,877
68	(39)	Impact of fair value accounting effects	(45)	9

8,350	7,551	Replacement cost profit before interest and tax	22,585	22,886

		Refining and Marketing
2,008	1,439	Replacement cost profit before interest and tax adjusted for fair value accounting effects	4,792	4,683
(221)	54	Impact of fair value accounting effects	118	(92)

1,787	1,493	Replacement cost profit before interest and tax	4,910	4,591

		Total group
2,069	7,573	Profit (loss) before interest and tax adjusted for fair value accounting effects	28,001	(12,524)
(153)	15	Impact of fair value accounting effects	73	(83)

1,916	7,588	Profit (loss) before interest and tax	28,074	(12,607)

Realizations and marker prices

Third quarter	Third quarter		Nine months	Nine months
2010	2011		2011	2010
		Average realizations(a)
		Liquids ($/bbl)(b)
68.15	100.04	US	95.46	69.57
74.19	104.34	Europe	107.03	75.17
72.06	106.83	Rest of World	105.52	73.17
70.47	103.53	BP Average	101.11	71.76

		Natural gas ($/mcf)
3.73	3.48	US	3.43	4.04
5.59	8.14	Europe	7.57	5.17
3.87	5.42	Rest of World	4.82	3.83
3.92	4.95	BP Average	4.56	3.98

		Total hydrocarbons ($/boe)
49.90	65.42	US	64.58	51.86
61.69	91.41	Europe	89.54	60.60
38.71	58.52	Rest of World	54.94	40.76
45.05	63.74	BP Average	61.91	47.13

		Average oil marker prices ($/bbl)
76.86	113.41	Brent	111.89	77.16
76.05	89.48	West Texas Intermediate	95.37	77.56
76.37	111.55	Alaska North Slope	110.05	77.93
74.66	109.54	Mars	107.76	75.97
75.58	111.52	Urals (NWE – cif)	109.22	75.94
35.94	49.12	Russian domestic oil	49.52	35.69

		Average natural gas marker prices
4.38	4.20	Henry Hub gas price ($/mmBtu)(c)	4.21	4.59
43.14	54.28	UK Gas – National Balancing Point (p/therm)	56.19	39.04

(a)	Based on sales of consolidated subsidiaries only – this excludes equity-accounted entities.
(b)	Crude oil and natural gas liquids.
(c)	Henry Hub First of Month Index.

Notes

1.	Basis of preparation

The interim financial information included in this report has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’.

The results for the interim periods are unaudited and in the opinion of management include all adjustments necessary for a fair presentation of the results for the periods presented. All such adjustments are of a normal recurring nature. This report should be read in conjunction with the consolidated financial statements and related notes for the year ended 31 December 2010 included in the BP Annual Report and Form 20-F 2010.

BP prepares its consolidated financial statements included within its Annual Report and Accounts on the basis of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), IFRS as adopted by the European Union (EU) and in accordance with the provisions of the UK Companies Act 2006. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB, however, the differences have no impact on the group’s consolidated financial statements for the periods presented. The financial information presented herein has been prepared in accordance with the accounting policies expected to be used in preparing BP Annual Report and Form 20-F 2011, which do not differ significantly from those used in the BP Annual Report and Form 20-F 2010.

New or amended International Financial Reporting Standards adopted

There are no new or amended standards or interpretations adopted with effect from 1 January 2011 that have a significant impact on the financial statements.

2.	Gulf of Mexico oil spill

(a) Overview

As a consequence of the Gulf of Mexico oil spill, BP continues to incur costs and has also recognized liabilities for future costs. The information presented in this note should be read in conjunction with BP Annual Report and Form 20-F 2010 – Financial statements – Note 2, Note 37 and Note 44, and Legal proceedings on pages 35 – 40 herein.

The group income statement includes a pre-tax charge of $555 million for the third quarter in relation to the Gulf of Mexico oil spill, and a pre-tax charge of $353 million for the nine months of 2011. The charge for the third quarter reflects functional expenses of the GCRO and an increase in the amount provided for legal fees, partly offset by a reduction in the amount provided for ongoing spill response costs. The charge for the nine months reflects higher costs associated with the ongoing spill response and an increase in the amount provided for legal fees, as well as functional expenses of the GCRO. The charge for the nine months is partially offset by credits of $1.1 billion relating to the settlement reached with MOEX Offshore 2007 LLC (MOEX), one of BP’s co-owners in the Macondo well, and $75 million relating to the settlement with Weatherford U.S., L.P. (Weatherford), the contractor that manufactured the float collar used in the well. The total pre-tax income statement charge in 2010 amounted to $40.9 billion.

The settlement amounts with MOEX and Weatherford were received during the third quarter.

The amounts set out below reflect the impacts on the financial statements of the Gulf of Mexico oil spill for the periods presented, as described on pages 5 – 6. The income statement, balance sheet and cash flow statement impacts are included within the relevant line items in those statements as set out below.

Third quarter 2010	Third quarter 2011		Nine months 2011	Nine months 2010
		$ million
		Income statement
7,656	541	Production and manufacturing expenses	308	39,848

(7,656)	(541)	Profit (loss) before interest and taxation	(308)	(39,848)
47	14	Finance costs	45	47

(7,703)	(555)	Profit (loss) before taxation	(353)	(39,895)
2,604	115	Less: Taxation	82	12,607

(5,099)	(440)	Profit (loss) for the period	(271)	(27,288)

Notes

2.	Gulf of Mexico oil spill (continued)

	30 September 2011		31 December 2010
	Total	Of which: amount related to the trust fund	Total	Of which: amount related to the trust fund
$ million

Balance sheet
Current assets
Trade and other receivables	5,598	5,598	5,943	5,943
Current liabilities
Trade and other payables	(5,495)	(5,008)	(6,587)	(5,002)
Provisions	(7,078)	—	(7,938)	—

Net current assets (liabilities)	(6,975)	590	(8,582)	941

Non-current assets
Other receivables	2,278	2,278	3,601	3,601
Non-current liabilities
Other payables	(5,071)	(5,071)	(9,899)	(9,899)
Provisions	(6,611)	—	(8,397)	—
Deferred tax	9,721	—	11,255	—

Net non-current assets (liabilities)	317	(2,793)	(3,440)	(6,298)

Net assets	(6,658)	(2,203)	(12,022)	(5,357)

Third quarter	Third quarter		Nine months	Nine months
2010	2011		2011	2010
		$ million
		Cash flow statement - Operating activities
(7,703)	(555)	Profit (loss) before taxation	(353)	(39,895)
		Adjustments to reconcile profit (loss) before taxation to net cash provided by operating activities
47	14	Net charge for interest and other finance expense, less net interest paid	45	47
(409)	244	Net charge for provisions, less payments	356	17,237
(2,042)	(1,523)	Movements in inventories and other current and non-current assets and liabilities	(7,299)	10,388

(10,107)	(1,820)	Pre-tax cash flows	(7,251)	(12,223)

Net cash used in operating activities relating to the Gulf of Mexico oil spill, on a post-tax basis, amounted to $929 million and $5,635 million in the third quarter and nine months 2011 respectively. For the same periods of last year the amounts were $9,051 million and $10,604 million respectively.

Trust fund

In 2010, BP established the Deepwater Horizon Oil Spill Trust (the Trust) to be funded in the amount of $20 billion over the period to the fourth quarter of 2013, which is available to satisfy legitimate individual and business claims administered by the Gulf Coast Claims Facility (GCCF), state and local government claims resolved by BP, final judgments and settlements, state and local response costs, and natural resource damages and related costs. In 2010, BP contributed $5 billion to the fund, and further regular contributions totalling $3.75 billion were made in the first nine months of 2011. In addition, during the third quarter, BP also contributed the cash settlement amounts from MOEX and Weatherford to the trust fund, amounting to $1,140 million. A further cash settlement of $4 billion from Anadarko is expected to be received in the fourth quarter and will also be contributed to the trust fund. The income statement charge for 2010 included $20 billion in relation to the trust fund, adjusted to take account of the time value of money. Fines, penalties and claims administration costs are not covered by the trust fund.

Notes

2.	Gulf of Mexico oil spill (continued)

The table below shows movements in the funding obligation during the period to 30 September 2011. This liability is recognized within other payables on the balance sheet apportioned between current and non-current elements according to the agreed schedule of contributions.

	Third quarter 2011	Nine months 2011
$ million
Opening balance	12,453	14,901
Unwinding of discount	12	40
Contributions	(2,390)	(4,890)
Other	4	28

At 30 September 2011	10,079	10,079

Of which – current	5,008	5,008
– non-current	5,071	5,071

An asset has been recognized representing BP’s right to receive reimbursement from the trust fund. This is the portion of the estimated future expenditure provided for that will be settled by payments from the trust fund. We use the term “reimbursement asset” to describe this asset. BP will not actually receive any reimbursements from the trust fund, instead payments will be made directly to claimants from the trust fund, and BP will be released from its corresponding obligation. The reimbursement asset is recorded within other receivables on the balance sheet apportioned between current and non-current elements. The table below shows movements in the reimbursement asset during the period to 30 September 2011. The amount of the reimbursement asset at 30 September 2011 is equal to the amount of provisions recognized at that date that will be covered by the trust fund – see below.

	Third quarter 2011	Nine months 2011
$ million
Opening balance	8,697	9,544
Increase in provision for items covered by the trust fund	114	1,339
Amounts paid directly by the trust fund	(935)	(3,007)

At 30 September 2011	7,876	7,876

Of which – current	5,598	5,598
– non-current	2,278	2,278

As noted above, the obligation to fund the $20-billion trust fund was recognized in full. Any increases in the provision that will be covered by the trust fund (up to the amount of $20 billion) have no net income statement effect as a reimbursement asset is also recognized, as described above. As at 30 September 2011, the cumulative charges for provisions, and the associated reimbursement asset recognized, amounted to $13,906 million. Thus, a further $6,094 million could be provided in subsequent periods for items covered by the trust fund with no net impact on the income statement. Such future increases in amounts provided could arise from adjustments to existing provisions, or from the initial recognition of provisions for items that currently cannot be estimated reliably, namely final judgments and settlements and natural resource damages and related costs. Further information on those items that currently cannot be reliably estimated is provided under Provisions and contingencies below.

It is not possible at this time to conclude whether the $20-billion trust fund will be sufficient to satisfy all claims under the Oil Pollution Act 1990 (OPA 90) that will ultimately be paid.

The Trust agreement does not require BP to make further contributions to the trust fund in excess of the agreed $20 billion should this be insufficient to cover all claims administered by the GCCF, or to settle other items that are covered by the trust fund, as described above. Should the $20-billion trust fund not be sufficient, BP would commence settling legitimate claims and other costs by making payments directly to claimants. In this case, increases in estimated future expenditure above $20 billion would be recognized as provisions with a corresponding charge in the income statement. The provisions would be utilized and derecognized at the point that BP made the payments.

Notes

2.	Gulf of Mexico oil spill (continued)

(b) Provisions and contingencies

BP has recorded certain provisions and disclosed certain contingencies as a consequence of the Gulf of Mexico oil spill. These are described below and in more detail in BP Annual Report and Form 20-F 2010 – Financial statements – Notes 2, 37 and 44.

Provisions

BP has recorded provisions relating to the Gulf of Mexico oil spill in relation to environmental expenditure, spill response costs, litigation and claims, and Clean Water Act penalties.

On 21 April 2011, BP entered a framework agreement with natural resource trustees for the United States and five Gulf coast states, providing for up to $1 billion to be spent on early restoration projects to address natural resource injuries resulting from the Gulf of Mexico oil spill. Funding for these projects will come from the $20-billion trust fund.

The amount provided in relation to legal fees has been increased by $500 million in the third quarter, to reflect the current best estimate of these costs. Previously it was not possible to reliably estimate legal fees beyond 2012.

BP considers that it is not possible, at this time, to measure reliably any obligation in relation to Natural Resources Damages claims under OPA 90 (other than the estimated costs of the assessment phase and the costs of emergency and early restoration projects referred to above) or litigation arising from alleged violations of OPA 90, any amounts in relation to fines and penalties except for those relating to the Clean Water Act and any obligation in relation to litigation. These items are therefore disclosed as contingent liabilities – see below.

Movements in the provision during the third quarter and the nine months are presented in the tables below.

	Environmental	Spill response	Litigation and claims	Clean Water Act penalties	Total
$ million
At 1 July 2011	1,675	538	8,655	3,510	14,378
Increase (decrease) in provision – items not covered by the trust fund	4	(127)	531	—	408
Increase (decrease) in provision – items covered by the trust fund	133	—	(19)	—	114
Unwinding of discount	2	—	—	—	2
Utilization – paid by BP	(2)	(56)	(220)	—	(278)
– paid by the trust fund	(147)	—	(788)	—	(935)

At 30 September 2011	1,665	355	8,159	3,510	13,689

Of which – current	865	355	5,858	—	7,078
– non-current	800	—	2,301	3,510	6,611

Of which – payable from the trust fund	1,212	—	6,664	—	7,876

	Environmental	Spill response	Litigation and claims	Clean Water Act penalties	Total
$ million
At 1 January 2011	809	1,043	10,973	3,510	16,335
Increase in provision – items not covered by the trust fund	34	513	522	—	1,069
Increase in provision – items covered by the trust fund	1,133	—	206	—	1,339
Unwinding of discount	5	—	–	—	5
Utilization – paid by BP	(12)	(1,201)	(839)	—	(2,052)
– paid by the trust fund	(304)	—	(2,703)	—	(3,007)

At 30 September 2011	1,665	355	8,159	3,510	13,689

Notes

2.	Gulf of Mexico oil spill (continued)

The total charge in the income statement is analysed in the table below.

	Third quarter 2011	Nine months 2011
$ million
Increase in provision	522	2,408
Recognition of reimbursement asset	(114)	(1,339)
Other costs charged directly to the income statement	133	414
Settlements credited to the income statement	—	(1,175)

Loss before interest and taxation	541	308
Finance costs	14	45

Loss before taxation	555	353

The total amounts that will ultimately be paid by BP in relation to all obligations relating to the incident are subject to significant uncertainty and the ultimate exposure and cost to BP will be dependent on many factors. Furthermore, the amount of claims that become payable by BP, the amount of fines ultimately levied on BP (including any determination of BP’s negligence), the outcome of litigation and arbitration proceedings, and any costs arising from any longer-term environmental consequences of the oil spill, will also impact upon the ultimate cost for BP.

In estimating the amount of the provision at 30 September 2011 for Individual and Business Claims, as administered by the GCCF, and State and Local Claims, BP has concluded that a reasonable range of possible outcomes is $4.6 billion to $8.8 billion. BP believes that the provision recorded at 30 September 2011 of $6.4 billion represents a reliable best estimate from within this range of possible outcomes. This amount is included within amounts payable from the trust fund under Litigation and claims in the table above.

Although the provision recognized is the current best reliable estimate of expenditures required to settle certain present obligations at the end of the reporting period, there are future expenditures for which it is not possible to measure the obligation reliably as noted below under Contingent liabilities.

As noted above, agreement was reached with MOEX, one of the co-owners of the Macondo prospect leasehold, to settle all claims between the companies related to the incident and the prospect. The settlement was recorded in the income statement in the second quarter. No amount has been recognized for the settlement agreement with the other co-owner, Anadarko Petroleum Corporation (Anadarko) which was announced on 17 October 2011. See further information under Contingent assets below.

Further information on provisions is provided in BP Annual Report and Form 20-F 2010 – Financial statements – Note 37.

Contingent liabilities

BP has provided for its best estimate of certain claims under OPA 90 that will be paid through the $20-billion trust fund. It is not possible, at this time, to measure reliably any other items that will be paid from the trust fund, namely any obligation in relation to Natural Resource Damages claims (except for the estimated costs of the assessment phase and the costs relating to emergency and early restoration projects as described above under Provisions) and claims resolved by civil litigation, nor is it practicable to estimate their magnitude or possible timing of payment. Therefore no amounts have been provided for these items as at 30 September 2011.

For those items not covered by the trust fund it is not possible to measure reliably any obligation in relation to other litigation or potential fines and penalties except, subject to certain assumptions, for those relating to the Clean Water Act. Therefore no amounts have been provided for these items as at 30 September 2011.

See Legal proceedings on pages 35 – 40 and BP Annual Report and Form 20-F 2010 – Financial statements – Note 44 for further information on contingent liabilities.

Contingent assets

As at 30 September 2011, $6.0 billion had been billed to our co-owner, Anadarko, pursuant to the terms of the Macondo Prospect Offshore Deepwater Operating Agreement. This represented a contingent asset at 30 September 2011, with the result that the settlement with Anadarko announced on 17 October 2011 and disclosed in Note 10 will be recognized in the fourth-quarter results. Under the terms of the settlement, Anadarko will pay to BP the sum of $4 billion and transfer all of its 25% interest in the MC252 lease to BP.

Notes

2.	Gulf of Mexico oil spill (continued)

See Legal proceedings on pages 35 – 40 and BP Annual Report and Form 20-F 2010 – Financial statements – Note 44 for information on contingent assets.

3.	Business combinations

On 30 August 2011, BP acquired from Reliance Industries Limited (Reliance) a 30% interest in each of 21 oil and gas production sharing agreements (PSAs) operated by Reliance in India for $6,957 million. This includes the producing KG D6 block.

In addition, the companies have agreed to form a 50:50 joint venture for the sourcing and marketing of gas in India.

This transaction provides BP with access to an emerging market with growth in energy demand; it builds BP’s business in natural gas and it represents an important partnership with a leading national energy business.

The transaction has been accounted for as a business combination using the acquisition method. The acquisition date fair values are provisional and may be adjusted to reflect new information obtained, including further understanding of the acquired assets and potential development options. Goodwill of $1,669 million arose on acquisition, attributed to market access and other benefits arising from the business combination. It is expected that the goodwill recognized for accounting purposes will be deductible for income tax purposes, although there is some uncertainty as jurisprudence in this area is currently evolving.

As at the date of acquisition, the provisional fair values of the identifiable assets and liabilities acquired were as follows:

$ million
Assets
Property, plant and equipment	2,099
Intangible assets	3,327
Inventory	6
Liabilities
Provisions	(144)

5,288
Goodwill arising on acquisition	1,669

Total consideration	6,957

The consideration for the transaction comprised $6,957 million in cash, of which $2,000 million was paid in the first quarter of 2011, $1,973 million was paid on completion of the deal on 30 August 2011, and the remainder has been paid subsequent to the end of the third quarter.

In addition, contingent consideration of up to $1.8 billion, dependent upon exploration success in certain of the interests resulting in the development of commercial discoveries, has been agreed. At the acquisition date, the fair value of the contingent consideration was estimated to be insignificant.

Notes

3.	Business combinations (continued)

An analysis of the cash flows relating to the acquisition is provided below.

$ million
Transaction costs of the acquisition (included in cash flows from operating activities)	13
Cash consideration paid (included in cash flows from investing activities)	3,973

Cash outflow in the period	3,986
Deferred cash consideration paid in October 2011	2,984

Total net cash outflow for the acquisition	6,970

Transaction costs of $13 million have been charged within production and manufacturing expenses in the group income statement.

From the date of acquisition to 30 September 2011, the acquired activities contributed revenues of $74 million and profit of $17 million to the group. If the business combination had taken place on 1 January 2011, it is estimated that the acquired activities would have contributed revenues of $689 million and profit of $147 million to the group.

4.	Non-current assets held for sale

As a result of the group’s disposal programme following the Gulf of Mexico oil spill, various assets, and associated liabilities, have been presented as held for sale in the group balance sheet at 30 September 2011. The carrying amount of the assets held for sale is $8,732 million, with associated liabilities of $738 million. Included within these amounts are the following items, which relate to the Exploration and Production segment unless otherwise stated.

On 18 October 2010, BP announced that it had reached agreement to sell its upstream and midstream assets in Vietnam, together with its upstream businesses and associated interests in Venezuela, to TNK-BP for $1.8 billion in cash, subject to post-closing adjustments. The sale of the Venezuelan business completed during the second quarter of 2011. The assets, and associated liabilities, of the Vietnam business have been classified as held for sale in the group balance sheet at 30 September 2011. Subsequent to the reporting date, the sale of the upstream and midstream assets in Vietnam has completed. The sale of the Phu My 3 plant facility is expected to complete later in the fourth quarter of 2011 or in early 2012, subject to regulatory and other approvals and conditions.

On 28 November 2010, BP announced that it had reached agreement to sell its interests in Pan American Energy (PAE) to Bridas Corporation (Bridas) for $7.06 billion in cash. PAE is an Argentina-based oil and gas company owned by BP (60%) and Bridas (40%). The transaction excludes the shares of PAE E&P Bolivia Ltd. BP’s investment in PAE has been classified as held for sale in the group balance sheet at 30 September 2011. As at 24 October 2011, Argentine anti-trust and Chinese regulatory approvals required to satisfy conditions precedent to complete the sale had not been received. Consequently, BP no longer expects to complete the sale by the end of 2011. After 1 November 2011, pursuant to the terms of the sale and purchase agreement, if all of the conditions precedent have not yet been satisfied, then each party will have the right to terminate the agreement at any time without notice, unless the parties agree to extend this date. If the agreement were to be terminated by either party, BP would be required to repay to Bridas the deposit of $3.53 billion received at the end of 2010. Separately, in the event of termination, BP has also agreed to pay Bridas $700 million as consideration for amendments to the PAE Limited Liability Company Agreement and in full settlement of any and all prior claims. BP believes that the transaction provides significant value for both parties and it remains committed to its plan to sell its interests in PAE to Bridas. BP and Bridas continue to work towards securing the regulatory approvals required to satisfy the conditions precedent, and BP expects completion to occur in 2012.

On 17 May 2011, BP announced that it had reached agreement to sell its interests in the Wytch Farm, Wareham, Beacon and Kimmeridge fields to Perenco UK Ltd (‘Perenco’) for up to $610 million in cash. The price includes $55 million contingent on Perenco’s future development of the Beacon field and on oil prices in 2011-13. The sale is expected to be completed by early 2012, subject to a number of third party and regulatory approvals. These assets, and associated liabilities, have been classified as held for sale in the group balance sheet at 30 September 2011.

In Canada, BP intends to dispose of its NGL business. The assets, and associated liabilities, of this business have been classified as held for sale in the group balance sheet at 30 September 2011. The sale is expected to be completed in 2012.

Notes

4.	Non-current assets held for sale (continued)

Within the Refining and Marketing segment, BP intends to divest the Texas City refinery and related assets. The non-current assets, together with the inventories, of this business have been classified as held for sale in the group balance sheet at 30 September 2011. BP intends to complete a sale in 2012.

Disposal proceeds of $4.5 billion ($6.2 billion at 31 December 2010) received in advance of completion of certain of these transactions have been classified as finance debt on the group balance sheet at 30 September 2011. See Note 8 for further information.

The majority of the transactions noted above are subject to post-closing adjustments, which may include adjustments for working capital and adjustments for profits attributable to the purchaser between the agreed effective date and the closing date of the transaction. Such post-closing adjustments may result in the final amounts received by BP from the purchasers differing from the disposal proceeds noted above.

5.	Sales and other operating revenues

Third quarter 2010	Third quarter 2011		Nine months 2011	Nine months 2010
		$ million
		By business
15,212	17,997	Exploration and Production	54,820	48,507
64,054	88,259	Refining and Marketing	259,578	195,590
759	677	Other businesses and corporate	2,518	2,343

80,025	106,933		316,916	246,440

		Less: sales and other operating revenues between businesses
8,725	11,371	Exploration and Production	33,435	27,513
475	(45)	Refining and Marketing	746	891
217	224	Other businesses and corporate	659	632

9,417	11,550		34,840	29,036

		Third party sales and other operating revenues
6,487	6,626	Exploration and Production	21,385	20,994
63,579	88,304	Refining and Marketing	258,832	194,699
542	453	Other businesses and corporate	1,859	1,711

70,608	95,383	Total third party sales and other operating revenues	282,076	217,404

		By geographical area
25,751	36,584	US	106,248	79,621
52,818	70,110	Non-US	207,315	159,938

78,569	106,694		313,563	239,559
7,961	11,311	Less: sales between areas	31,487	22,155

70,608	95,383		282,076	217,404

6.	Production and similar taxes

Third quarter 2010	Third quarter 2011		Nine months 2011	Nine months 2010
		$ million
220	394	US	1,331	742
986	1,627	Non-US	4,877	2,978

1,206	2,021		6,208	3,720

Notes

7.	Earnings per share and shares in issue

Basic earnings per ordinary share (EpS) amounts are calculated by dividing the profit or loss for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. The calculation of EpS is performed separately for each discrete quarterly period, and for the year-to-date period. As a result, the sum of the discrete quarterly EpS amounts in any particular year-to-date period may not be equal to the EpS amount for the year-to-date period.

For the diluted EpS calculation the weighted average number of shares outstanding during the period is adjusted for the number of shares that are potentially issuable in connection with employee share-based payment plans using the treasury stock method. If the inclusion of potentially issuable shares would decrease the loss per share, the potentially issuable shares are excluded from the diluted EpS calculation.

Third quarter 2010	Third quarter 2011		Nine months 2011	Nine months 2010
		$ million
		Results for the period
1,785	4,907	Profit (loss) for the period attributable to BP shareholders	17,651	(9,286)
—	—	Less: preference dividend	1	1

1,785	4,907	Profit (loss) attributable to BP ordinary shareholders	17,650	(9,287)
62	233	Inventory holding (gains) losses, net of tax	(1,721)	(242)

1,847	5,140	RC profit (loss) attributable to BP ordinary shareholders	15,929	(9,529)

		Number of shares
18,790,089	18,946,831	Basic weighted average number of shares outstanding (thousand)(a)	18,883,895	18,783,166
3,131,682	3,157,805	ADS equivalent (thousand)(a)	3,147,316	3,130,528

19,020,236	19,187,001	Weighted average number of shares outstanding used to calculate diluted earnings per share (thousand)(a)	19,119,967	19,010,123
3,170,039	3,197,834	ADS equivalent (thousand)(a)	3,186,661	3,168,354

18,789,321	18,958,049	Shares in issue at period-end (thousand)(a)	18,958,049	18,789,321
3,131,554	3,159,675	ADS equivalent (thousand)(a)	3,159,675	3,131,554

(a)	Excludes treasury shares and the shares held by the Employee Share Ownership Plans and includes certain shares that will be issued in the future under employee share plans.

Notes

8.	Analysis of changes in net debt(a)

Third quarter 2010	Third quarter 2011		Nine months 2011	Nine months 2010
		$ million
		Opening balance
30,580	46,890	Finance debt	45,336	34,627
7,310	18,749	Less: Cash and cash equivalents	18,556	8,339
53	1,173	Less: FV asset of hedges related to finance debt	916	127

23,217	26,968	Opening net debt	25,864	26,161

		Closing balance
39,979	45,283	Finance debt	45,283	39,979
12,803	17,997	Less: Cash and cash equivalents	17,997	12,803
797	1,454	Less: FV asset of hedges related to finance debt	1,454	797

26,379	25,832	Closing net debt	25,832	26,379

(3,162)	1,136	Decrease (increase) in net debt	32	(218)

5,362	(207)	Movement in cash and cash equivalents (excluding exchange adjustments)	(313)	4,572
(3,271)	1,617	Net cash outflow (inflow) from financing (excluding share capital)	(1,064)	420
(5,045)	100	Movement in finance debt relating to investing activities(b)	1,697	(5,045)
(146)	68	Other movements	52	(119)

(3,100)	1,578	Movement in net debt before exchange effects	372	(172)
(62)	(442)	Exchange adjustments	(340)	(46)

(3,162)	1,136	Decrease (increase) in net debt	32	(218)

(a)	Net debt is a non-GAAP measure. For further information see page 8.

(b)	During the third quarter 2011 disposal transactions were completed in respect of which deposits of $100 million (second quarter 2011 $502 million) had been received in 2010. In addition, deposits of nil were received in the third quarter 2011, in respect of disposals expected to complete within the next year (second quarter 2011 $500 million and third quarter 2010 $5,045 million). At 30 September 2011, finance debt includes $4.5 billion of deposits received in advance relating to disposal transactions.

At 30 September 2011, $128 million of finance debt ($626 million at 30 June 2011 and $1,082 million at 30 September 2010) was secured by the pledging of assets, and $3,530 million was secured in connection with deposits received relating to certain disposal transactions expected to complete in subsequent periods ($3,530 million at 30 June 2011 and $1,250 million at 30 September 2010). In addition, in connection with $2,426 million of finance debt ($3,014 million at 30 June 2011 and $4,485 million at 30 September 2010), BP has entered into crude oil sales contracts in respect of oil produced from certain fields in offshore Angola and Azerbaijan to provide security to the lending banks. The remainder of finance debt was unsecured.

During the first quarter 2011, the company signed new three-year committed standby facilities totalling $6.8 billion, available to draw and repay until mid-March 2014, largely replacing existing arrangements. At 30 September 2011, the total available undrawn committed borrowing facilities stood at $6.9 billion ($7.2 billion at 30 June 2011).

Notes

9.	TNK-BP operational and financial information

Third quarter 2010	Third quarter 2011		Nine months 2011	Nine months 2010
		Production (Net of royalties) (BP share)
859	883	Crude oil (mb/d)	866	856
542	664	Natural gas (mmcf/d)	686	620
953	998	Total hydrocarbons (mboe/d)(a)	985	963

		$ million
		Income statement (BP share)
972	1,558	Profit before interest and tax	4,503	2,603
(26)	(36)	Finance costs	(105)	(98)
(168)	(486)	Taxation	(970)	(602)
(48)	(108)	Minority interest	(251)	(140)

730	928	Net income	3,177	1,763

		Cash flow
229	425	Dividends received	2,059	990

Balance sheet			30 September 2011	31 December 2010
Investments in associates			10,352	9,995
Trade and other receivables - Dividends receivable			625	—

(a)	Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.

10.	Events after the reporting period

On 17 October 2011, BP announced that a final settlement had been reached with Anadarko to settle all claims related to the Deepwater Horizon incident. Under the terms of the settlement, Anadarko will pay to BP the sum of $4 billion and transfer all of its 25% interest in the MC252 lease to BP. Anadarko and BP have agreed a mutual release of all claims against each other in relation to the Deepwater Horizon incident and Anadarko will no longer pursue its allegation of gross negligence against BP. In addition, Anadarko will have the right to a 12.5% participation in certain future recoveries from third parties and certain insurance proceeds in the event that such recoveries and proceeds exceed $1.5 billion in aggregate. Any such payments to Anadarko are capped at a total of $1 billion. BP has agreed to indemnify Anadarko for certain claims arising from the incident but this excludes civil, criminal or administrative fines and penalties, claims for punitive damages and certain other claims. The agreement is not an admission of liability by any party regarding the accident. It is expected that the settlement will be received in the fourth quarter, and will be recognized in BP’s financial statements in that period.

As previously announced, following a strategic review of our Refining and Marketing business, BP intends to divest the southern part of its US West Coast fuels value chain, including the Carson refinery. The assets did not meet the criteria to be classified as assets held for sale in the group balance sheet at 30 September 2011. However, subsequent to the reporting date, the proposed sale of the assets has progressed sufficiently that it has now met the criteria to be classified as held for sale. BP intends to complete a sale by the end of 2012.

Subsequent to the reporting date, the sale of the group’s upstream and midstream assets in Vietnam has completed. These assets were classified as held for sale in the group balance sheet at 30 September 2011. See Note 4 for further information. The sale of the Phu My 3 plant facility in Vietnam is expected to complete later in the fourth quarter of 2011 or in early 2012, subject to regulatory and other approvals and conditions.

Legal proceedings

Proceedings relating to the Gulf of Mexico oil spill

BP p.l.c., BP Exploration & Production Inc. (BP E&P) and various other BP entities (collectively referred to as BP) are among the companies named as defendants in more than 600 private civil lawsuits resulting from the 20 April 2010 explosions and fire on the semi-submersible rig Deepwater Horizon and resulting oil spill (the Incident) and further actions are likely to be brought. BP E&P is lease operator of Mississippi Canyon, Block 252 in the Gulf of Mexico (Macondo), where the Deepwater Horizon was deployed at the time of the Incident. The other working interest owners at the time of the Incident were Anadarko Petroleum Company (Anadarko) and MOEX Offshore 2007 LLC (MOEX). The Deepwater Horizon, which was owned and operated by certain affiliates of Transocean, Ltd. (Transocean), sank on 22 April 2010. The pending lawsuits and/or claims arising from the Incident have been brought in US federal and state courts. Plaintiffs include individuals, corporations, insurers, and governmental entities and many of the lawsuits purport to be class actions. The lawsuits assert, among others, claims for personal injury in connection with the Incident itself and the response to it, wrongful death, commercial and economic injury, breach of contract and violations of statutes. The lawsuits seek various remedies including compensation to injured workers and families of deceased workers, recovery for commercial losses and property damage, claims for environmental damage, remediation costs, claims for unpaid wages, injunctive and declaratory relief, treble damages and punitive damages. Purported classes of claimants include residents of the states of Louisiana, Mississippi, Alabama, Florida, Texas, Tennessee, Kentucky, Georgia and South Carolina, property owners and rental agents, fishermen and persons dependent on the fishing industry, charter boat owners and deck hands, marina owners, gasoline distributors, shipping interests, restaurant and hotel owners, cruise lines and others who are property and/or business owners alleged to have suffered economic loss. Among other claims arising from the spill response efforts, lawsuits have been filed claiming that additional payments are due by BP under certain Master Vessel Charter Agreements entered into in the course of the Vessels of Opportunity Program implemented as part of the response to the Incident.

Shareholder derivative lawsuits related to the Incident have also been filed in US federal and state courts against various current and former officers and directors of BP alleging, among other things, breach of fiduciary duty, gross mismanagement, abuse of control and waste of corporate assets. Purported class action lawsuits have also been filed in US federal courts against BP entities and various current and former officers and directors alleging, among other things, securities fraud claims, violations of the Employee Retirement Income Security Act (ERISA) and contractual and quasi-contractual claims related to the cancellation of the dividend on 16 June 2010. In addition, BP has been named in several lawsuits alleging claims under the Racketeer-Influenced and Corrupt Organizations Act (RICO). In August 2010, many of the lawsuits pending in federal court were consolidated by the Federal Judicial Panel on Multidistrict Litigation into two multi-district litigation proceedings, one in federal court in Houston for the securities, derivative and ERISA cases and another in federal court in New Orleans for the remaining cases. Since late September 2010, most of the Deepwater Horizon related cases have been pending before these courts.

On 1 June 2010, the US Department of Justice (DoJ) announced that it is conducting an investigation into the Incident encompassing possible violations of US civil or criminal laws. The United States filed a civil complaint against BP E&P and others on 15 December 2010 (DoJ Action). The complaint seeks a declaration of liability under the Oil Pollution Act of 1990 (OPA 90) and civil penalties under the Clean Water Act and sets forth a purported reservation of rights on behalf of the US to amend the complaint or file additional complaints seeking various remedies under various US federal laws and statutes.

On 18 February 2011, Transocean filed a third party complaint against BP, the US government, and other corporations involved in the Incident, naming those entities as formal parties in its Limitation of Liability action pending in federal court in New Orleans.

On 4 April 2011, BP initiated contractual out-of-court dispute resolution proceedings against Anadarko and MOEX, claiming that they have breached the parties’ contract by failing to reimburse BP for their working-interest share of Incident-related costs. On 19 April 2011, Anadarko filed a cross-claim against BP, alleging gross negligence and 15 other counts under state and federal laws. Anadarko sought a declaration that it was excused from its contractual obligation to pay Incident-related costs. Anadarko also sought damages from alleged economic losses and contribution or indemnity for claims filed against it by other parties. On 20 May 2011, BP and MOEX announced a settlement agreement of all claims between them, including a cross-claim brought by MOEX on 19 April 2011 similar to the Anadarko claim. On 15 July 2011, the judge in the federal multi-district litigation proceeding in New Orleans stayed Anadarko’s claims against BP pursuant to the arbitration clause in the operating agreement between the parties pertaining to the Macondo well. On 17 October 2011, BP and Anadarko announced that they had reached a final agreement to settle all claims between the companies related to the Incident, including mutual releases of all claims between BP and Anadarko that are subject to the contractual out-of-court dispute resolution proceedings or the federal multi-district litigation proceeding in New Orleans. Under the settlement agreement, Anadarko will pay BP $4 billion in a single cash payment, which BP will apply toward the $20-billion Trust, and has also agreed to transfer all of its 25 percent interest in the MC252 lease to BP. BP has agreed to indemnify Anadarko for certain claims arising from the accident (excluding civil, criminal or administrative fines and penalties, claims for punitive damages, and certain other claims). The settlement agreement also grants Anadarko the opportunity for a 12.5 per cent participation in certain future recoveries from third parties and certain insurance proceeds in the event that such recoveries and proceeds exceed $1.5 billion in aggregate. Any such payments to Anadarko are capped at a total of $1 billion. The agreement is not an admission of liability by any party regarding the accident.

On 20 April 2011, Transocean filed claims in its Limitation of Liability action alleging that BP had breached BP America Production Company’s contract with Transocean Holdings LLC by BP not agreeing to indemnify Transocean against liability related to the Incident and by not paying certain invoices. Transocean also asserted claims against BP under state law, maritime law, and OPA 90 for contribution.

Legal proceedings (continued)

On 20 April 2011, Halliburton Energy Services, Inc. (Halliburton), filed claims in Transocean’s Limitation of Liability action seeking indemnification from BP for claims brought against Halliburton in that action, and Cameron International Corporation (Cameron) asserted claims against BP for contribution under state law, maritime law, and OPA 90, as well as for contribution on the basis of comparative fault. Halliburton also asserted a claim for negligence, gross negligence and willful misconduct against BP and others. On 19 April 2011, Halliburton filed a separate lawsuit in Texas state court seeking indemnification from BP E&P for certain tort and pollution-related liabilities resulting from the Incident and resulting oil spill. On 3 May 2011, BP E&P removed Halliburton’s case to federal court, and on 9 August 2011, the action was transferred to the federal multi-district litigation proceedings pending in New Orleans. On 1 September 2011, Halliburton filed an additional lawsuit against BP in Texas state court. Its complaint alleges that BP did not identify the existence of a purported hydrocarbon zone at the Macondo well to Halliburton in connection with Halliburton’s cement work performed before the Incident and that BP has concealed the existence of this purported hydrocarbon zone following the Incident. Halliburton claims that the alleged failure to identify this information has harmed its business ventures and reputation and resulted in lost profits and other damages. On 1 September 2011, Halliburton also moved to amend its claims in Transocean’s Limitation of Liability action to add claims for fraud based on similar factual allegations to those included in its 1 September 2011 lawsuit against BP in Texas state court. On 11 October 2011, the court in the federal multi-district litigation proceeding in New Orleans denied Halliburton’s motion to amend its claims.

On 20 April 2011, BP asserted claims against Cameron, Halliburton, and Transocean in the Limitation of Liability action. BP’s claims against Transocean include breach of contract, unseaworthiness of the Deepwater Horizon vessel, negligence (or gross negligence and/or gross fault as may be established at trial based upon the evidence), contribution and subrogation for costs (including those arising from litigation claims) resulting from the Incident and oil spill, as well as a declaratory claim that Transocean is wholly or partly at fault for the Incident and responsible for its proportionate share of the costs and damages. BP’s claims against Cameron assert that Cameron is liable under maritime law for providing a Blowout Preventer (BOP) that was unreasonably dangerous in design based on certain design defects, that Cameron was negligent with respect to certain maintenance and repair that it conducted on the Deepwater Horizon BOP, and that Cameron is liable to BP for contribution and subrogation of the damages, costs and expenses that BP has paid and will continue to pay relating to BP’s response efforts and the various claims brought against BP. BP asserted claims against Halliburton for fraud and fraudulent concealment based on Halliburton’s misrepresentations to BP concerning, among other things, the stability testing on the foamed cement used at the Macondo well; for negligence (or, if established by the evidence at trial, gross negligence) based on Halliburton’s performance of its professional services, including cementing and mud logging services; and for contribution and subrogation for amounts that BP has paid in responding to the Incident and oil spill, as well as in OPA assessments and in payments to plaintiffs. BP filed a similar complaint in federal court in the Southern District of Texas, Houston Division, against Halliburton, and the action was transferred on 4 May 2011 to the federal multi-district litigation proceedings pending in New Orleans.

On 20 April 2011, BP filed claims against Cameron, Halliburton, and Transocean in the DoJ Action, seeking contribution for any assessments against BP under OPA 90 based on those entities’ fault. On 20 May 2011, Transocean answered BP’s claims against it in the DoJ Action, and on 20 June 2011 Cameron and Halliburton moved to dismiss BP’s claims against them in the DoJ Action. On 20 June 2011, Cameron also moved to strike BP’s tender of Cameron as liable to the US. That motion remains pending.

On 20 May 2011, Dril-Quip, Inc. and M-I L.L.C. filed claims against BP in Transocean’s Limitation of Liability action, each claiming a right to contribution from BP for damages assessed against them as a result of the Incident, based on allegations of negligence. M-I L.L.C. also claimed a right to indemnity for such damages based on their well services contracts with BP. On 20 June 2011, BP filed counter-complaints against Dril-Quip, Inc. and M-I L.L.C., asking for contribution and subrogation based on those entities’ fault in connection with the Incident and under OPA, and seeking declaratory judgment that Dril-Quip, Inc. and M-I L.L.C. caused or contributed to, and are responsible in whole or in part for damages incurred by BP in relation to, the Incident.

On 30 May 2011, Transocean filed claims against BP in the DoJ Action alleging that BP America Production Company had breached its contract with Transocean Holdings LLC by not agreeing to indemnify Transocean against liability related to the Incident. Transocean also asserted claims against BP under state law, maritime law, and OPA 90 for contribution. On 20 June 2011, Cameron filed similar claims against BP in the DoJ Action.

On 26 August 2011, the judge in the federal multi-district litigation proceeding in New Orleans granted in part BP’s motion to dismiss a master complaint raising claims for economic loss by private plaintiffs, dismissing plaintiffs’ state law claims and limiting the types of maritime law claims plaintiffs may pursue, but also held that certain classes of claimants may seek punitive damages under general maritime law. The judge did not, however, lift an earlier stay on the underlying individual complaints raising those claims or otherwise apply his dismissal of the master complaint to those individual complaints.

On 15 September 2011, the judge in the federal multi-district litigation proceeding in Houston granted BP’s motion to dismiss a consolidated shareholder derivative complaint litigation pending there on the grounds that the courts of England are the appropriate forum for the litigation.

Legal proceedings (continued)

On 30 September 2011, the judge in the federal multi-district litigation proceeding in New Orleans granted in part BP’s motion to dismiss a master complaint asserting personal injury claims on behalf of persons exposed to crude oil or chemical dispersants, dismissing plaintiffs’ state law claims, claims by seamen for punitive damages, claims for medical monitoring damages by asymptomatic plaintiffs, claims for battery and nuisance under maritime law, and claims alleging negligence per se. As with his other rulings on motions to dismiss master complaints, the judge did not lift an earlier stay on the underlying individual complaints raising those claims or otherwise apply his dismissal of the master complaint to those individual complaints.

A Trial of Liability, Limitation, Exoneration, and Fault Allocation is scheduled to begin in the federal multi-district litigation proceeding in New Orleans on 27 February 2012. Pursuant to the court’s pretrial order issued 14 September 2011, the trial will proceed in three phases and will include issues asserted in or relevant to the claims, counterclaims, cross-claims, third party claims, and comparative fault defenses raised in Transocean’s Limitation of Liability Action. On 18 October 2011, Cameron filed a petition for writ of mandamus with United States Court of Appeals for the Fifth Circuit seeking an order vacating the trial plan for the trial scheduled in the federal multi-district litigation proceeding in New Orleans and requiring that all claims against Cameron in that proceeding be tried before a jury.

The State of Alabama has filed a lawsuit seeking damages for alleged economic and environmental harms, including natural resource damages, civil penalties under state law, declaratory and injunctive relief, and punitive damages as a result of the Incident. The State of Louisiana has filed a lawsuit to declare various BP entities (as well as other entities) liable for removal costs and damages, including natural resource damages under federal and state law, to recover civil penalties, attorney’s fees, and response costs under state law, and to recover for alleged negligence, nuisance, trespass, fraudulent concealment and negligent misrepresentation of material facts regarding safety procedures and BP’s (and other defendants’) ability to manage the oil spill, unjust enrichment from economic and other damages to the State of Louisiana and its citizens, and punitive damages. The Louisiana Department of Environmental Quality has issued an administrative order seeking environmental civil penalties and other relief under state law. On 23 September 2011, BP removed this matter to federal district court. Several local governments in the State of Louisiana have filed suits under state wildlife statutes seeking penalties for damage to wildlife as a result of the spill. On 10 December 2010, the Mississippi Department of Environmental Quality issued a Complaint and Notice of Violation alleging violations of several State environmental statutes.

On 15 September 2010, three Mexican states bordering the Gulf of Mexico (Veracruz, Quintana Roo, and Tamaulipas) filed lawsuits in federal court in Texas against several BP entities. These lawsuits allege that the Incident harmed their tourism, fishing, and commercial shipping industries (resulting in, among other things, diminished tax revenue), damaged natural resources and the environment, and caused the states to incur expenses in preparing a response to the Incident. On 5 April 2011, the State of Yucatan submitted a claim to the GCCF alleging potential damage to its natural resources and environment, and seeking to recover the cost of assessing the alleged damage.

Citizens groups have also filed either lawsuits or notices of intent to file lawsuits seeking civil penalties and injunctive relief under the Clean Water Act and other environmental statutes. On 16 June 2011, the judge in the federal multi-district litigation proceeding in New Orleans granted BP’s motion to dismiss a master complaint raising claims for injunctive relief under various federal environmental statutes brought by various citizens groups and others. The judge did not, however, lift an earlier stay on the underlying individual complaints raising those claims for injunctive relief or otherwise apply his dismissal of the master complaint to those individual complaints. A motion for clarification has been filed asking the judge to clarify whether the dismissal of the master complaint also applies to the individual complaints. In addition, a different set of environmental groups filed a motion to reconsider dismissal of their Endangered Species Act claims on 14 July 2011. On 15 July 2011, the judge granted BP’s motion to dismiss a master complaint raising RICO claims against BP. The court’s order dismissed the claims of the plaintiffs in four RICO cases encompassed by the master complaint.

The DoJ announced on 7 March 2011 that it created a unified task force of federal agencies, led by the DoJ Criminal Division, to investigate the Gulf of Mexico incident. Other US federal agencies may commence investigations relating to the Incident. The SEC and DoJ are investigating securities matters arising in relation to the Incident.

On 21 April 2011, BP entered a framework agreement with natural resource trustees for the United States and five Gulf coast states, providing for up to $1 billion to be spent on early restoration projects to address natural resource injuries resulting from the Gulf of Mexico oil spill. Funding for these projects will come from the $20-billion Trust fund.

BP’s potential liabilities resulting from threatened, pending and potential future claims, lawsuits and enforcement actions relating to the Incident, together with the potential cost of implementing remedies sought in the various proceedings, cannot be fully estimated at this time but they have had and are expected to have a material adverse impact on the group’s business, competitive position, cash flows, prospects, liquidity, shareholder returns and/or implementation of its strategic agenda, particularly in the US. These potential liabilities may continue to have a material adverse effect on the group’s results and financial condition. See Note 2 on pages 24 - 29 for information regarding the financial impact in 2011 of the Incident and see the financial statements contained in BP’s Annual Report and Form 20-F 2010 for information regarding 2010.

Investigations and reports relating to the Gulf of Mexico Oil Spill

BP is subject to a number of investigations related to the Incident by numerous agencies of the US government. The related published reports are available on the websites of the agencies and commissions referred to below.

Legal proceedings (continued)

On 11 January 2011, the National Commission on the BP Deepwater Horizon Oil Spill and Offshore Drilling (National Commission), established by President Obama, published its report on the causes of the Incident and its recommendations for policy and regulatory changes for offshore drilling. On 17 February 2011, the National Commission’s Chief Counsel published a separate report on his investigation that provides additional information regarding the causes of the Incident.

In a report dated 20 March 2011, with an Addendum dated 30 April 2011, the Joint Investigation Team (JIT) for the Marine Board of Investigation established by the US Coast Guard and Bureau of Ocean Energy Management (BOEMRE) issued the Final Report of the Forensic Examination of the Deepwater Horizon Blowout Preventer (BOP) prepared by Det Norske Veritas (BOP Report). The BOP Report concludes that the position of the drill pipe against the blind shear rams prevented the BOP from functioning as intended. Subsequently, BP helped to sponsor additional BOP testing conducted by Det Norske Veritas under court auspices, which concluded on 21 June 2011. BP continues to review the BOP Report and is in the process of evaluating the data obtained from the additional testing.

On 22 April 2011, the US Coast Guard issued its report (Maritime Report) focused upon the maritime aspects of the Incident. The Maritime Report criticizes Transocean’s maintenance operations and safety culture, while also criticizing the Republic of the Marshall Islands — the flag state responsible for certifying Transocean’s Deepwater Horizon vessel.

On 14 September 2011, the BOEMRE issued its report (BOEMRE Report) regarding the causes of the 20 April 2010 Macondo well blowout. The BOEMRE Report states that decisions by BP, Halliburton and Transocean increased the risk or failed to fully consider or mitigate the risk of a blowout on 20 April 2010. The BOEMRE Report also states that BP, and Transocean and Halliburton, violated certain regulations related to offshore drilling. In itself, the BOEMRE Report does not constitute the initiation of enforcement proceedings relating to any violation. On 12 October 2011, the U.S. Department of the Interior Bureau of Safety and Environmental Enforcement issued to BP E&P, Transocean, and Halliburton Notification of Incidents of Noncompliance (INCs). BP continues to review the BOEMRE Report and the INCs issued to BP E&P.

The US Chemical Safety and Hazard Investigation Board (CSB) is also conducting an investigation of the Incident that is focused on the explosions and fire, and not the resulting oil spill or response efforts. The CSB is expected to issue a single investigation report in the Spring of 2012 that will seek to identify the alleged root cause(s) of the Incident, and recommend improvements to BP and industry practices and to regulatory programmes to prevent recurrence and mitigate potential consequences.

Also, at the request of the Department of the Interior, the National Academy of Engineering/National Research Council established a Committee (Committee) to examine the performance of the technologies and practices involved in the probable causes of the Incident and to identify and recommend technologies, practices, standards and other measures to avoid similar future events. On 17 November 2010 the Committee publicly released its interim report setting forth the Committee’s preliminary findings and observations on various actions and decisions including well design, cementing operations, well monitoring, and well control actions. The interim report also considers management, oversight, and regulation of offshore operations. The Committee has stated that it will publish its final report, including findings and/or recommendations, by 30 December 2011, and will issue a public pre-publication version of the report prior to then. A second, unrelated National Academies Committee will be looking at the methodologies available for assessing spill impacts on ecosystem services in the Gulf of Mexico, with a final report expected in late 2012 or early 2013, and a third National Academies Committee will be studying methods for assessing the effectiveness of safety and environmental management systems (SEMS) established by offshore oil and gas operators. This third Committee expects to complete the final report of recommendations by 30 December 2011.

On 10 March 2011, the Flow Rate Technical Group (FRTG), Department of the Interior, issued its final report titled “Assessment of Flow Rate Estimates for the Deepwater Horizon/Macondo Well Oil Spill.” The report provides a summary of the strengths and limitations of the different methods used by the US government to estimate the flow rate and a range of estimates from 13,000 bpd to over 100,000 bpd. The report concludes that the most accurate estimate was 53,000 bpd just prior to shut in, with an uncertainty on that value of ±10% based on FRTG collective experience and judgment, and, based on modeling, the flow on day one of the Incident was 62,000 bpd. BP is currently reviewing the report.

On 18 March 2011, the US Coast Guard ISPR team released its final report capturing lessons learned from the Incident as well as making recommendations on how to improve future oil spill response and recovery efforts.

Additionally, BP representatives have appeared before multiple committees of the US Congress that have been conducting inquiries into the Incident. BP has provided documents and written information in response to requests by these committees and will continue to do so.

Other legal proceedings

The following discussion sets forth the developments in the group’s other material legal proceedings during the recent period. Other pending material legal proceedings are described in the group’s results announcement for the period ended 31 March 2011.

Legal proceedings (continued)

The US Federal Energy Regulatory Commission (FERC) and the US Commodity Futures Trading Commission (CFTC) are currently investigating several BP entities regarding trading in the next-day natural gas market at Houston Ship Channel during September, October and November 2008. The FERC Office of Enforcement staff notified BP on 12 November 2010 of their preliminary conclusions relating to alleged market manipulation in violation of 18 C.F.R. Sec. 1c.1. On 30 November 2010, CFTC Enforcement staff also provided BP with a notice of intent to recommend charges based on the same conduct alleging that BP engaged in attempted market manipulation in violation of Section 6(c), 6(d), and 9(a)(2) of the Commodity Exchange Act. On 23 December 2010, BP submitted responses to the FERC and CFTC November 2010 notices providing a detailed response that it did not engage in any inappropriate or unlawful activity. On 28 July 2011, the FERC staff issued a Notice of Alleged Violations stating that it had preliminarily determined that several BP entities fraudulently traded physical natural gas in the Houston Ship Channel and Katy markets and trading points to increase the value of their financial swing spread positions. Other investigations into BP’s trading activities continue to be conducted from time to time.

The Texas Office of Attorney General, on behalf of the Texas Commission on Environmental Quality (TCEQ), has filed a petition against BP Products North America Inc. (BP Products) asserting certain air emissions and reporting violations at the Texas City refinery from 2005 to 2010. BP is contesting the petition in a pending civil proceeding which is set for trial in January 2012.

The Texas Attorney General filed a separate petition against BP Products asserting emissions violations relating to a 6 April 2010 flaring event. No trial date has been set. This emissions event is also the subject of a number of civil suits by many area workers and residents alleging personal injury and property damages and seeking substantial damages. In addition, this emissions event is the subject of a federal governmental investigation.

A shareholder derivative action was filed against several current and former BP officers and directors based on alleged violations of the US Clean Air Act (CAA) and Occupational Safety and Health Administration (OSHA) regulations at the Texas City refinery subsequent to the March 2005 explosion and fire. An investigation by a special committee of BP’s board into the shareholder allegations has been completed and the committee has recommended that the allegations do not warrant action by BP against the officers and directors. BP filed a motion to dismiss the shareholder derivative action and a plea to the jurisdiction. On 16 June 2011, the court granted BP’s plea to the jurisdiction and dismissed the action in its entirety. The shareholder has filed a notice of appeal.

On 29 November 2007, BP Exploration (Alaska) Inc. (BPXA) entered into a criminal plea agreement with the DoJ relating to leaks of crude oil in March and August 2006. BPXA’s guilty plea, to a misdemeanour violation of the US Water Pollution Control Act, included a term of three years’ probation. On 29 November 2009, a spill of approximately 360 barrels of crude oil and produced water was discovered beneath a line running from a well pad to the Lisburne Processing Center in Prudhoe Bay, Alaska. On 17 November 2010, the US Probation Officer filed a petition in federal district court to revoke BPXA’s probation based on an allegation that the Lisburne event was a criminal violation of state or federal law. A hearing was scheduled for the week of 11 October 2011, but has been re-set to 29 November 2011 in U.S. District Court in Anchorage, Alaska. On 12 May 2008, a BP p.l.c. shareholder filed a consolidated complaint alleging violations of federal securities law on behalf of a putative class of BP p.l.c. shareholders against BP p.l.c., BPXA, BP America, and four officers of the companies, based on alleged misrepresentations concerning the integrity of the Prudhoe Bay pipeline before its shutdown on 6 August 2006. On 8 February 2010, the Ninth Circuit Court of Appeals accepted BP’s appeal from a decision of the lower court granting in part and denying in part BP’s motion to dismiss the lawsuit. On 29 June 2011, the Ninth Circuit ruled in BP’s favor that the filing of a trust related agreement with the SEC containing contractual obligations on the part of BP was not a misrepresentation which violated federal securities laws. The BP p.l.c. shareholder has filed an amended complaint, in response to which BP filed a new motion to dismiss, which is pending. On 31 March 2009, the State of Alaska filed a complaint seeking civil penalties and damages relating to these events. The complaint alleges that the two releases and BPXA’s corrosion management practices violated various statutory, contractual and common law duties to the State, resulting in penalty liability, damages for lost royalties and taxes, and liability for punitive damages.

In April 2009, Kenneth Abbott, as relator, filed a US False Claims Act lawsuit against BP, alleging that BP violated federal regulations, and made false statements in connection with its compliance with those regulations, by failing to have necessary documentation for the Atlantis subsea and other systems. BP is the operator and 56% interest owner of the Atlantis unit in production in the Gulf of Mexico. That complaint was unsealed in May 2010 and served on BP in June 2010. Abbott seeks damages measured by the value, net of royalties, of all past and future production from the Atlantis platform, trebled, plus penalties. In September 2010, Kenneth Abbott and Food & Water Watch filed an amended complaint in the False Claims Act lawsuit seeking an injunction shutting down the Atlantis platform. The court denied BP’s motion to dismiss the complaint in March 2011. Separately, also in March 2011, BOEMRE issued its investigation report of the Abbott Atlantis allegations, which concluded that Mr. Abbott’s allegations that Atlantis operations personnel lacked access to critical, engineer-approved drawings were without merit and that his allegations about false submissions by BP to BOEMRE were unfounded. Trial is scheduled to begin on 5 March 2012.

Legal proceedings (continued)

On 17 May 2011, BP announced that both the Rosneft Share Swap Agreement and the Arctic Opportunity, originally announced on 14 January 2011, had terminated. This termination was as a result of the deadline for the satisfaction of conditions precedent having expired following delays resulting from interim orders granted by the English High Court and a UNCITRAL arbitration tribunal after applications brought by Alfa Petroleum Holdings Limited (Alfa) and OGIP Ventures Limited (OGIP) against BP International Limited (BPIL) and BP Russian Investments Limited (BPRIL) alleging breach of the related TNK-BP shareholders agreement (SHA). These interim orders did not address the question of whether or not BP breached the SHA. The UNCITRAL arbitration proceedings with Alfa, Access and Renova (AAR) which are subject to strict confidentiality obligations are ongoing.

Five minority shareholders of OAO TNK-BP Holding (TBH) have filed two civil actions in Tyumen, Siberia, against BP Russia Investments Limited and BP p.l.c. and against two of the BP nominated directors of TBH. These two actions seek to recover alleged losses to TBH of $13 billion and $2.7 billion respectively. Procedural hearings are scheduled for 10 and 11 November 2011 where ostensibly the legal merits of both cases may be considered. BP believes the allegations made are wholly without merit and is defending the claims vigorously. No losses have been incurred and BP believes the likelihood of the claims being ultimately successful is remote. Consequently no amounts have been provided and the claim is not disclosed as a contingent liability in the interim financial information.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.

(Registrant)

Dated: 25 October 2011	/s/ D J Pearl
D J PEARL Deputy Company Secretary

Exhibit 99.1

Computation of ratio of earnings to fixed charges

Nine months 2011
$ million, except ratios
Profit before taxation	27,352

Group’s share of income in excess of dividends of equity-accounted entities	(1,331)

Capitalized interest, net of amortization	(141)

Profit as adjusted	25,880

Fixed charges:

Interest expense	579
Rental expense representative of interest	1,203
Capitalized interest	269

2,051

Total adjusted earnings available for payment of fixed charges	27,931

Ratio of earnings to fixed charges	13.6

Exhibit 99.2

Capitalization and indebtedness

The following table shows the unaudited consolidated capitalization and indebtedness of the BP group as of 30 September 2011 in accordance with IFRS:

30 September 2011
$ million
Share capital
Capital shares (1-2)	5,222
Paid-in surplus (3)	11,024
Merger reserve (3)	27,206
Own shares	(120)
Available-for-sale investments	293
Cash flow hedges	(99)
Foreign currency translation reserve	4,535
Treasury shares	(20,993)
Share-based payment reserve	1,509
Profit and loss account	80,699

BP shareholders’ equity	109,276

Finance debt (4-6)
Due within one year	11,516
Due after more than one year	33,767

Total finance debt	45,283

Total capitalization (7)	154,559

(1)	Issued share capital as of 30 September 2011 comprised 18,959,157,200 ordinary shares, par value $0.25 per share, and 12,706,252 preference shares, par value £1 per share. This excludes 1,842,654,764 ordinary shares which have been bought back and held in treasury by BP. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholders’ meetings.

(2)	Capital shares represent the ordinary shares of BP which have been issued and are fully paid.

(3)	Paid-in surplus and merger reserve represent additional paid-in capital of BP which cannot normally be returned to shareholders.

(4)	Finance debt recorded in currencies other than US dollars has been translated into US dollars at the relevant exchange rates existing on 30 September 2011.

(5)	Obligations under finance leases are included within finance debt in the above table.

(6)	As of 30 September 2011, the parent company, BP p.l.c., had outstanding guarantees totalling $36,874 million, of which $36,844 million related to guarantees in respect of liabilities of subsidiary undertakings, including $36,103 million relating to borrowings by subsidiaries. Thus 80% of the Group’s finance debt had been guaranteed by BP p.l.c.

At 30 September 2011, $128 million of finance debt ($626 million at 30 June 2011, $1,082 million at 30 September 2010) was secured by the pledging of assets, and $3,530 million was secured in connection with deposits received relating to certain disposal transactions expected to complete in subsequent periods ($3,530 million at 30 June 2011, $1,250 million at 30 September 2010). In addition, in connection with $2,426 million of finance debt ($3,014 million at 30 June 2011, $4,485 million at 30 September 2010), BP has entered into crude oil sales contracts in respect of oil produced from certain fields in offshore Angola and Azerbaijan to provide security to the lending banks. The remainder of finance debt was unsecured. BP had, as of 30 September 2011 no material outstanding contingent indebtedness and there have been no material changes since that date.

(7)	There has been no material change since 30 September 2011 in the consolidated capitalization and indebtedness of BP.